
03019414

P.E. 12-31-02



CCBT Financial Companies INC

Strength where it matters.®

FISCAL YEAR
2002
ANNUAL REPORT

Letter from the President

Dear Shareholders,

These are challenging times. It is not easy for any business, and particularly our industry, to accomplish the financial goals set last year. I will not gloss over the difficulties we've faced in this economy. The challenges require us to work harder, to be ever more targeted with our strategic focus, and to become more disciplined and attentive in our understanding of our clients and our marketplace. CCBT has risen to these challenges in 2002 with execution that is becoming more innovative even while limiting risk, and with attention to our clients' needs through solutions that are more pro-active and financially integrated. The strategic successes of the year position us well for the future; specific elements of the financial year made it impossible to repeat the strong results of 2001.

Strategic Focus

We began the journey toward becoming a full service financial company three years ago. The goal focuses on providing more complete solutions to our clients' needs by continually expanding our products and expertise; accomplished this year through extensive internal training, external certification programs, and hiring. Taking this expertise out to our branch office network was a major accomplishment of 2002. We now have more associates licensed in insurance, financial planning, investments, and more specialists available in our offices, focused on the customer through our Customer Relationship Program. The year ended with the formation of an executive Customer Strategy Team, specifically targeting the enhancement of the client experience in our offices.



CCBT Vice President Ellen C. Covell (standing) and Senior Investment Officer Edward R. Eastman III (far right) meet with clients Daniel Jacoby and Russell H. Sandbloom, Jr., owners of Atlantic Supply.

Expansion of Client Connections

We expanded our opportunity to connect with new clients in 2002 through the opening of four new financial centers and two new supermarket branches. One of the new financial centers represents an entire new market to us as we grow into Southeastern Massachusetts in the town of Marion and the surrounding area. The Marion Financial Center was unique not only in its geography but also in its interior design concept which was created to provide a unique client experience that projects an awareness of our expanded capabilities from the moment you enter the door. The lobby space was designed for comfortable conversation and includes a financial resource library and "living room" with coffee available and the business channel on TV. This format will be a model for us going forward. Our cozy Barnstable office offers another experience, with the teller line replaced by desks, offering the area residents the opportunity for sit-down banking as well as access to our other financial services.


CCBT

CCBT Barnstable Village Office

Products and services also reflected new client connections. CCBT Private Banking, introduced in 2001, offering completely integrated services of investment management, trust, tax, insurance and banking has been well-received, with the number of clients doubling, and assets under management increasing by 34%. The Advisor Account, offered through our brokerage division, has also seen substantial growth, with assets under management growing 21% in 2002 – more than double that of 2001 year end. We also introduced a brand new concept in cash management, with MARRAM, a service combining checking, a money market fund, an indexed account, and complete banking services, along with the attention of a personal banker.

As our market becomes more comfortable with electronic channels, and demands the control and access that they offer, we have kept pace through enhancement of our technology. In 2002, we introduced a new and improved web version of PCBanc, our online banking service. For our business clients, we are able to offer a strong, integrated online business banking package along with other online services, which have been receiving enthusiastic response from users. With greater acceptance of online access, use of our TeleBanc, CCBT's automated balance inquiry system, has declined by 17%.

Financial Highlights

We said in last year's annual report that "maintaining steady earnings while minimizing interest rate risk in today's rate environment has become a challenge for everyone in our industry." Earnings per share for 2002 were $1.67, compared to $2.25 per share in 2001. Although the local economy has held up quite well, and real estate values continue to climb in Barnstable County, this year has brought continued downward trends in interest rates, the stock market, and national economy. Rates, which had been predicted by many economists to rise by mid-year, fell yet again in November, with the prime rate falling from 4.75% to 4.25%. Given the expectation of an ongoing low interest rate environment, we elected to prepay $18 million of FHLBB borrowings, and although that carried a $1.9 million penalty, it will result in an annual improvement in pre-tax net interest income over the remaining life of the borrowings. We continue to be impacted by a significant portion of our liabilities with limited repricing opportunities. These factors have caused net interest income to fall to $48 million in 2002 from $53 million in 2001. The ongoing weakness in the U.S. economy was felt in our fourth quarter, as we recorded a $1.0 million impairment loss on an asset-backed security. A one time charge for expenses related to an early-retirement program, and non-interest expenses increased by the expansion of our technical specialties and our financial services office network more than offset the 9.5% increase in fee based non-interest income, led by growth in electronic banking fees and insurance commissions. The relative health of our local economy, coupled with very sound credit underwriting standards has kept our loan portfolio in a position of strength. Earnings for 2002 after adjusting for the prepayment, impairment, and early-retirement program charges would have been $16.5 million or $1.91 per share.

COMPONENTS OF REVENUE	2002	2001	2000
Investment Fees	8,301	8,220	7,466
Insurance Fees	2,562	1,573	810
Other Non-interest Income	12,086	13,129	7,935
Subtotal	22,949	22,922	16,211
Net Interest Income	48,119	53,200	48,345
Total	71,068	76,122	64,556

Preparing for the Future

Although interest rate forecasts do not make us optimistic for the near term future of net interest income, we look to 2003 as a year of continued opportunity for building toward our eventual goal of 50% non-interest income. We will be opening in another new market when we open our doors this summer in Plymouth. Our Customer Strategy Team has begun 2003 by implementing a program of placing broadly skilled Financial Advisors right at the front door of fifteen of our offices. These Advisors, who eventually will all be Certified Financial Planners, are charged with offering the highest level of service and expertise in the place our customers most frequently interact with CCBT. Enhanced training and new career goals will offer our associates broader opportunities. New research will help us identify and understand specific customer profiles and enable us to more closely match our service quality and products to their needs, putting CCBT in the best position possible to move forward in 2003.





Stephen B. Lawson
President & CEO
CCBT Financial Companies, Inc.



CCBT Marion Financial Center

"They give us not only all the insurance products, but the service we need so we don't have to worry."

— Larry Johnson, Chief Financial Officer, Associates of Cape Cod, Inc.

Strength in Relationships

Our relationships are our most valuable asset. On a professional level, we strive to be experts in each field, sharing knowledge, resources, and advice. On a personal level, we get to know what matters to each client, understanding what makes each situation unique, adding insight, and anticipating needs. Our team approach helps us foster this type of personal connection; working together, we can create overall financial plans that integrate all the services each client needs.

Associates of Cape Cod, Inc.

Associates of Cape Cod, Inc. (ACC) is one of Massachusetts' more innovative companies. For over twenty five years they have harvested blood from horseshoe crabs, *Limulus polyphemus*, to produce a reagent used in Limulus Amoebocyte Lysate (LAL) tests. These tests are used by pharmaceutical and medical companies around the world to detect the presence of bacterial endotoxins in biological products, drugs, vaccines, and medical devices. The company's founder, Dr. Stanley Watson, invented the LAL procedure thirty years ago while experimenting at the Woods Hole Oceanographic Institute. Today, ACC remains one of the industry leaders. ACC Chief Financial Officer Larry Johnson looks to Douglas MacDonald and CCBT to provide the company with important insurance coverage and banking services. "Our relationship with Murray & MacDonald Insurance Services, Inc. goes back to almost the beginning."







Larry Johnson

CCBT provides everything from premises and product liability insurance to business interruption coverage. From a significant upgrade of their employee benefits package to umbrella and commercial automobile insurance. Helping with risk issues and even insuring their sensitive reagent shipments. Providing ACC with the insurance services they need to operate their business with "a comfortable state of mind."

"Our building is state of the art," says Larry of their new facility in the Falmouth Technological Park. "This is a complex building. Highly automated. We're a complex account. Douglas and Murray & MacDonald Insurance Services, Inc. have always been responsive to our needs."

In addition to insurance, CCBT also provides ACC with a number of business banking products and services that help in their daily activities, including WebCash Manager ACH – a web-based automatic clearing house origination system.

Karol Wyckoff

Karol Wyckoff has been a full-time artist for over thirty years. Her watercolor paintings have won numerous national awards. And have gained her many admirers.

Two of her supporters are CCBT Senior Trust Officer Jeanne Flood and Chief Investment Officer Michael Kiceluck. For the past dozen years, Karol has been a CCBT client, counting on Jeanne and Michael to guide her and her finances. And to be there when she needs advice. "CCBT and I are like family in the sense that we work together to keep my trust stable and growing. They listen to my requests and suggestions, as I do to theirs, and together we make decisions."

A self-described naturalist, Karol's beautiful watercolor and oils "capture the essence of Cape Cod and New England by reaching into the viewer's memory and awakening their imagination." Patrons enjoy the tranquil feel of her paintings. Recently, three of her paintings were included in the prestigious "Art for the Parks" exhibit at the Grand Teton National Park in Wyoming.

As an artist, Karol enjoys the ability to express herself while allowing the viewing public to appreciate what she is trying to say through her painting. As financial experts, Jeanne and Michael take the time to understand Karol, her family, her plans, and her goals. They concentrate their varied expertise specifically to satisfying her financial needs.



Karol Wyckoff with her oil painting, "Cuttyhunk Harbor"

"They have my interests at heart. Not only have they helped my money grow with their well-selected stocks, but their personal warmth and caring about me and my family at all times has made me very content and comfortable."

— Karol Wyckoff, Artist

Strength in People

At CCBT Financial Companies, we realize that offering a full array of financial products and services is just one way that we distinguish ourselves from our competition. Yet, what sets us apart is our people – the associates of CCBT. People who care enough to develop long standing relationships with their clients. People with years of professional experience who still work at continuing their education to better serve their clients. It is these same people who have made CCBT the success it is today, and who will continue to make us a success into the future.

And every year we add to our existing roster of professionals. Hiring in-house expertise to fulfill our commitment to stay on top of the latest industry trends. Joining CCBT in 2002 some of the specialists include: (Clockwise from top left:)

Christine E. Winters, Senior Financial Advisor, Certified Financial Planner. Life, accident and health insurance licenses. Master's degree in Taxation, previously a tax accountant. ***Robert P. Fleckles***, Vice President and Senior Financial Advisor. NASD Series 7, 24, 63, and 65 licenses. Fifteen years of investment experience. ***Christopher J. Botello***, Vice President and Senior Financial Advisor. NASD Series 7, 24, 55, 63, and 65 licenses with ten years of investment experience. ***Lorrie L. Garcia***, Senior Trust Officer, Certified Financial Planner. NASD Series 7, 63, life, accident and health insurance licenses with over 14 years of wealth management experience. ***Richard A. Sherman,*** CCBT Brokerage Direct, Senior Investment Advisor, Certified Financial Planner. NASD Series 7 securities license, life, accident & health, property & casualty insurance licenses. Master's degree from Springfield College and twenty-one years of investment and insurance experience. ***Bonnie L. Loedel, Esquire***, Senior Trust Officer. Master's degree from the University of California at Los Angeles and Juris Doctor degree from Boston University School of Law. Former estate and elder law attorney. ***Thomas J. Christensen,*** Senior Investment Officer and Chartered Financial Analyst. Master's degree from the University of Minnesota and over twenty six years of investment experience.



Phillip W. Wong is Executive Vice President and Chief Financial Officer, managing the finance, accounting, and risk management areas of the financial company. He has over thirty one years of financial management experience, primarily in the banking and finance industries. Most recently, he was Executive Vice President and Chief Financial Officer of a $1.4 billion dollar bank holding company, in the Boston area.

CCBT UNIVERSITY

Last year we made a commitment to enhancing our customer experience through training of our associates. In addition to sending associates to professional certification and licensing classes, we created a Training Team to develop and implement new internal training initiatives. After determining key competencies and valued skill sets for each area of CCBT, the team designed both instructor-led and computer-based courses to accomplish the goals, and enhance the already existing opportunities available through CCBT's connection with Digital University. Over two-thirds of our associates have completed one or more of the thirty nine different new courses made available in 2002, ranging from specific product training, leaderships skills, and technology advancements, to enhanced service standards, and diversity training. A total of 882 training seats were filled and 223 computer-based training classes were successfully completed. Spring of 2003 will bring access to seventy four courses, twenty-two computer-based training opportunities, and 1,439 training seats, putting CCBT at the forefront of associate training.



CCBT associate taking a class through Digital University

BOARD OF DIRECTORS





1ST Column, Top to Bottom:
Stephen L. Abbott, President & CEO, Cape Cod Healthcare, Inc.; John F. Alymer, Retired, Former President, Massachusetts Maritime Academy; George D. Denmark*, Retired, Founder and Former President, Denmark's, Inc.; John Otis Drew*, President, John A. Drew, Realtor*

2ND Column: *Bradford N. Eames, President, Eames Insurance Agency, Inc.; William R. Enlow, Esq.*, Partner, Sorling, Northrup, Hanna, Cullen and Cochran, Ltd.; Ralph A. Farnham^, Retired, Former President, Cape Cod Bank & Trust Company; Douglas D. MacDonald^, President, Murray & MacDonald Insurance Services, Inc.*









3RD Column:
Barrett C. Nichols, Jr., Retired, Former Chief Lending Officer, Cape Cod Bank & Trust Company; Joshua A. Nickerson, Jr., President and Chairman of the Board, Nickerson Lumber Co.; Felicia R. Penn, Executive Director, Smart Planning and Growth Coalition; James H. Rice^, Retired, Former President, Cape Cod Bank & Trust Company

4TH Column: *Hamilton N. Shepley, President, Shepley Wood Products, Inc.; William C. Snow^, Chairman, Board of Directors, HH Snow & Sons, Inc.; Daniel A. Wolf*, President & CEO, Cape Air and Nantucket Airlines; Stephen B. Lawson*, President & CEO, CCBT Financial Companies, Inc.*

** CCBT Financial Companies, Inc. Board of Directors*
^ Honorary Board Member







Strength of Community

"We are excited to be the beneficiaries of the generosity of CCBT. And we are honored that CCBT supports our work and stands with us to end domestic violence."

— Lysetta Hurge-Putnam,
Executive Director of Independence House



Stephen Lawson, CCBT President/CEO and Lysetta Hurge-Putnam, Independence House

GIVING BACK

In 2002, CCBT associates gave their time and effort to 171 organizations throughout the region. Not only did they serve on Boards of Directors, and committees, but they raised money for cancer through the *Relay for Life,* they collected and delivered food for local food pantries during our Thanksgiving Harvest Fest, and filled holiday baskets for local families during the Christmas season.

CCBT continues to support over 65 organizations through our corporate giving program, and through our Non-Profit Dividend Program. We share our success each year at the Annual Non-Profit Dividend event, where organizations receive an additional donation ("dividend") based on our business success.



Suzanne Bates, Bates Communications, Inc. speaks at the Non-Profit Dividend Event.



Celebrating Cape Cod Days at Plimoth Plantation sponsored by CCBT.



CCBT Senior Financial Services Representative Stephen N. Sooy, Sr. (second from right) with attendees of the 8th Annual Non-Profit Dividend Event

In 2002, to honor Stephen Lawson's 10th anniversary as President & CEO, the Board made a major donation to Independence House for their Safe Home program, which provides shelter and support for battered women and children. As we expand into new areas, community connections continue to be important to us, and as the new business in town, we enjoyed being a participating sponsor of the Town of Marion's 150th birthday celebration.

Some of our 2002 donations and corporate sponsorships include:

- *Cape Cod Child Development*
- *Cape Cod Community College*
- *Cape Cod Health Care*
- *Cape Symphony Orchestra*
- *Chatham Chorale*
- *Plymouth Philharmonic*
- *Provincetown Theatre*
- *Tobey Hospital*
- *Wellfleet Harbor Actors Theatre*

Strength of Integration

WHAT MATTERS TO YOU

Communication is the core of a strong financial relationship. In 2002, CCBT made improving customer communication a primary mission. Our goal - to establish a fundamental understanding of every customer's unique needs and to provide them with appropriate solutions. Solutions, as varied as the customers themselves. Educational seminars, for those who want to control their own finances. The advice of a Financial Advisor, for those who want assistance in the integration of all their financial matters.

FINANCIAL EDUCATION SEMINARS

Every year, we host a series of financial seminars and demonstrations to help educate customers and residents about financial issues that are relevant to them. We pay special attention to answering questions, and making sure our customers feel comfortable with their finances. In 2002, our seminar series focused on the most recent tax-law changes, success strategies for small business owners, and the effect of emotion on risk management and investment decisions.

INTEGRATED SERVICES

Integrated services mean a simpler financial life. CCBT clients have access to experts from a number of disciplines, working as one team focused on their individual needs. The experience is different for each client, but the goal is the same: to bring all major financial services together, under the umbrella of CCBT, and combine them with an unmatched level of personal attention.

- *Investment Management*
- *Trust Services*
- *Brokerage Services*
- *Retirement Planning*
- *Municipal Services*
- *Private Banking*
- *Online Banking*
- *Tax Services*
- *Commercial Lending*
- *Business Services*
- *Mortgages*
- *Personal Lending*
- *Estate Services*

CUSTOMER STRATEGY TEAM

The goal of the Customer Strategy Team was to create a company-wide focus on improving our clients' experience. In 2002, we focused on finding new ways to bring our breadth of expertise to the place where most people come in contact with us – our office network. We reorganized many of our offices around a Financial Advisor, ultimately a CFP, who will proactively counsel clients and be a resource to all associates.



Customer Strategy Team
(L-R) Robert Boon, EVP Personal Financial Services; Michael Fernon, Corporate Sales Director; Douglas MacDonald, President of Murray & MacDonald Insurance Services; Nancy Hardaway, EVP Market Development; Robert Prall, EVP Business Financial Services; and Larry Squire, EVP Retail Financial Services

Financial Summary

If you are reading an abbreviated version of this annual report, a full copy of the report on form 10-K, filed with the Securities Exchange Commission may be obtained without charge by contacting John S. Burnett, Clerk, at 508.394.1300 or P.O. Box 1180, South Yarmouth, MA 02664.

(Dollars in thousands, except per share amounts)	Three Months Ended		Twelve Months Ended	
	December 31, 2002	*December 31, 2001*	*December 31, 2002*	*December 31, 2001*
Operating Results				
Net interest income	$10,281	$14,528	$48,119	$53,200
Provision for loan losses	0	0	0	0
Net gains (losses) on securities	(1,104)	1,042	2,074	2,187
Other non-interest income	4,737	5,223	20,875	20,734
Other non-interest expense	12,273	12,376	48,945	46,035
Applicable income taxes	688	3,181	7,683	10,622
Net income	953	5,236	14,440	19,464
Per Share				
Basic earnings	$0.11	$0.61	$1.68	$2.26
Diluted earnings	0.11	0.61	1.67	2.25
Dividends declared	0.19	0.18	0.76	0.72
Shares Outstanding				
Weighted average: Basic	8,590,341	8,620,423	8,613,383	8,613,106
Diluted	8,622,653	8,649,756	8,649,056	8,646,625
Average Balance Sheet				
Assets	$1,533,074	$1,505,809	$1,455,989	$1,478,204
Investments	597,058	546,800	506,638	516,443
Total loans	865,273	892,531	882,175	894,498
Earning assets	1,462,331	1,439,331	1,388,813	1,410,941
Deposits	960,850	915,513	926,448	938,029
Shareholders' equity	118,065	113,598	117,947	105,616
Key Ratios				
Return on average assets	0.25%	1.38%	0.99%	1.32%
Return on average equity	3.20%	18.29%	12.24%	18.43%
Interest rate spread (taxable equivalent basis)	2.22%	3.45%	2.93%	3.07%
Net interest margin (taxable equivalent basis)	2.79%	4.00%	3.46%	3.77%

(Dollars in thousands, except per share amounts)	*December 31, 2002*	*December 31, 2001*	*December 31, 2000*
Period End Balance Sheet			
Assets	$1,481,883	$1,454,667	$1,403,919
Investments	535,575	463,088	450,049
Total loans	801,402	884,291	848,490
Deposits	942,220	903,391	973,303
Shareholders' equity	118,447	115,316	98,729
Share Information			
Shares outstanding at end of period	8,590,798	8,620,423	8,608,048
Book value per share	$13.79	$13.38	$11.47
Market value per share	$25.68	$23.60	$18.81
Credit Quality			
Non-accrual loans	$1,348	$1,802	$2,192
Foreclosed real estate, net	$1,500	$1,500	$1,500
Non-performing assets to total assets	0.19%	0.23%	0.26%
Non-accrual loans to total loans	0.17%	0.20%	0.26%
Allowance for loan losses to non-accrual loans	918.69%	679.91%	554.47%
Allowance for loan losses to total loans	1.55%	1.39%	1.43%

This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002- Commission File No. 000-25381

CCBT FINANCIAL COMPANIES, INC.
(Exact name of Registrant as specified in its charter)

Massachusetts (State of Incorporation)	**04-3437708** (I.R.S. Employer Identification No.)
495 Station Avenue, South Yarmouth, Massachusetts (Address of principal executive office)	**02664** (Zip Code)

(Registrant's telephone number, incl. area code): **508-394-1300**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:

Title of class	Name of each exchange on which registered
Common Capital Stock	**The Nasdaq Stock Market, Inc.**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☒ Yes ☐ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the $28.41 closing price on June 28, 2002, on the Nasdaq National Market was $243,560,720. Although Directors and executive officers of the registrant were assumed to be "affiliates" of the registrant for the purposes of this calculation, this classification is not to be interpreted as an admission of such status.

As of March 4, 2003, 8,544,048 shares of the registrant's common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the CCBT Financial Companies, Inc. Notice of Annual Meeting and definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2003 are incorporated by reference into Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

This Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. CCBT Financial Companies, Inc. (the "Company") cautions investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate", "believe", expect", "intend", "may", "might", "plan", "estimate", "project", "should", "will", "result" and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond the Company's control, including the following: changes in the volume of loan originations, fluctuations in prevailing interest rates, increases in costs to borrowers of loans held, increases in costs of funds, changes in legislation and changes in the assumptions used in making such forward-looking statements. In addition, the factors listed under "Risk Factors and Factors Affecting Forward Looking Statements," beginning on Page 8 of this report, which readers should carefully review may result in these differences.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company cautions you that, while forward-looking statements reflect its good faith beliefs when the Company makes them, they are not guarantees of future performance and are impacted by actual events when they occur after the Company makes such statements. The Company expressly disclaims any responsibility to update its forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

PART I

Item 1. Business.

General

The Company was incorporated under the laws of the Commonwealth of Massachusetts on October 8, 1998 and is the bank holding company for Cape Cod Bank and Trust Company (the "Bank"), a national bank. Currently, the Company's business activities are conducted primarily through the Bank.

Cape Cod Bank and Trust Company, N.A. is the main operating subsidiary of the Company and is a federally chartered commercial bank with trust powers. The Bank is the result of a merger between the Hyannis Trust Company and the Cape Cod Trust Company in 1964 and a subsequent merger with the Buzzards Bay National Bank in 1974. The main office of the Bank is located at 307 Main Street, Hyannis, Barnstable County, Massachusetts. There are 33 other banking offices located in Barnstable and Plymouth Counties in Massachusetts. The Bank is a member of the Federal Deposit Insurance Corporation, of the Federal Reserve System and the Federal Home Loan Bank of Boston ("FHLB"). At December 31, 2002, the Bank employed 398 people on a full-time basis and another 54 people on a part-time basis.

Financial information contained in this report for periods and dates prior to February 11, 1999 is that of the Bank. Since the Bank is the main operating subsidiary of the Company, financial information contained in this report for periods and dates after February 11, 1999 is essentially financial information of the Bank. Certain amounts have been reclassified in the 2001 and 2000 financial statements to conform to the 2002 presentation.

Repurchase of Stock

During the quarter ended March 31, 2002, the Company's Board of Directors authorized the repurchase of up to 220,000 shares of the Company's stock in the open market. Consistent with that authorization, the Company repurchased 47,500 shares during 2002, at an average cost of $25.61 per share. The Board of Directors also authorized the repurchase, from time to time based on market conditions, of an additional 200,000 shares of common stock at its meeting held on January 23, 2003. Coupled with the shares remaining from the aforementioned repurchase program, the Company will have the ability to repurchase a total of 372,500 shares or approximately 4.3% of the stock currently outstanding.

Other

During the second quarter of 2000, the Bank acquired 51% of the stock of Murray & MacDonald Insurance Services, Inc. of Falmouth, Massachusetts (the "Agency"), a full service insurance agency offering property, casualty, life, accident and health products to clients on Cape Cod. The Agency has been in business since 1972 and has license agreements with more than thirty insurance firms. As part of the transaction, Murray & MacDonald's President, Douglas D. MacDonald, has continued to serve as President of the Agency, and he directs all insurance activities for the Bank.

In addition to the acquisition of the Agency, the Bank also acquired two branch banking offices, in Falmouth and Wareham, Massachusetts, from Fleet Bank during the second quarter of 2000. These branches added approximately $55 million in deposits at a 15.5% premium, at June 30, 2000.

During the fourth quarter of 2002, the Bank formed a Massachusetts securities corporation, Cape Dune Holdings Corp., as a wholly-owned subsidiary of the Bank to purchase, hold, and/or sell securities.

The Bank is the largest commercial bank headquartered in Barnstable County. It offers a wide range of banking and financial services for individuals, businesses, non-profit organizations, governmental units and fiduciaries. The Bank receives substantially all of its deposits from, and makes substantially all of its loans to, individuals and businesses on Cape Cod, although the Bank has some loans on properties outside its market area, including some sizable participations in commercial mortgages. The Bank's core market is comprised of retail and wholesale businesses; primary households (including a significant retirement population); and a growing number of second homeowners. In addition, a substantial non-core vacation population causes seasonal deposit growth.

The Bank's principal sources of revenue are loans and investments, which accounted for 77% of gross income during 2002. Of the remaining portion, 5% was received from service charges related to deposit and branch banking activities. The balance was derived from Trust Department services income and other items. Banking services for individuals include checking accounts, regular savings accounts, NOW accounts, money market deposit accounts, certificates of deposit, club accounts, mortgage loans, consumer loans, safe deposit services, trust services, discount brokerage and investment services, and insurance services. The Bank is working to become a full service retail financial company because of the favorable demographics in its market area. Currently 47% of its non-interest income is generated from advisor fees, brokerage fees and commissions, and insurance commissions. The Company also owns and maintains 42 automated teller machines which are connected to the AMEX, CIRRUS, NYCE, NOVUS/DISCOVER, MASTERCARD, VISA, STAR and PLUS networks. Trust Department services include estate, trust, tax returns, agency, investment management, discount brokerage, custodial services, and IRA accounts.

The Company's Web site is located at http://www.ccbt.com. On the Company's Web site, investors can obtain a copy of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material electronically with, or furnishes it to, the Securities and Exchange Commission.

Recent Developments

On March 5, 2003, the Company announced that it will accrue a liability in the first quarter of 2003 of approximately $5.1 million, representing an estimate of the additional state tax liability, including interest (net of any federal and state tax deductions associated with such taxes and interest), relating to the deduction for dividends received from a real estate investment trust subsidiary (a "REIT") for the 1999 through 2001 fiscal years, and the previously anticipated deduction for fiscal 2002 thus reducing earnings by $5.1 million in the first quarter of 2003. The accrued liability is the result of new legislation signed on March 5, 2003 by the Governor of Massachusetts that amends Massachusetts law to expressly disallow the deduction for dividends received from a REIT. This amendment applies retroactively to tax years ending on or after December 31, 1999. As a result of the enactment of this legislation, the Company has ceased recording the tax benefits associated with the dividend received deduction effective for the 2003 tax year and accrued the liability described above.

CCBT Preferred Corp. ("CCBT Preferred") is a REIT formed by the Bank in the second quarter of 1999. Since that time and prior to the enactment of the new legislation discussed above, the Bank has taken a tax deduction under a Massachusetts statute that provides for a dividends received deduction equal to 95% of certain dividend distributions made by CCBT Preferred to the Bank. As previously announced, the Bank received notices of assessment from The Commonwealth of Massachusetts Department of Revenue ("DOR") for tax years ended December 31, 1999, 2000 and 2001 based on the DOR's contention that dividend distributions by CCBT Preferred to the Bank are fully taxable in Massachusetts. The Company is aware that the DOR has also sent similar notices to numerous other financial institutions in Massachusetts that reported a deduction for dividends received from a REIT on their Massachusetts financial institution excise tax returns.

The Company believes that this legislation will be challenged, especially the retroactive provisions, on constitutional and other grounds. The Company would support such a challenge and otherwise intends to defend vigorously its position.

Competition

The Company faces substantial competition for loan origination and for the attraction and retention of deposits. Competition for loan origination arises primarily from other commercial banks, thrift institutions, credit unions and mortgage companies. The Company competes for loans on the basis of product variety and flexibility, competitive interest rates and fees, service quality and convenience.

Competition for the attraction and retention of deposits arises primarily from other commercial banks, thrift institutions, co-operative banks, and credit unions having a presence within and around the market area served by the Bank's main office and its community branches and ATM network. There are approximately twelve of these financial institutions in the Bank's market area. In addition, the Company competes with regional and national firms that offer stocks, bonds, mutual funds, and other investment alternatives to the general public. The Company competes on its ability to satisfy savers' and investors' requirements, such as product alternatives, competitive rates, liquidity, service quality, convenience, and safety against loss of principal and earnings. Management believes that the Company's emphasis on personal service and convenience, coupled with active involvement within the communities it serves, contributes to its ability to compete successfully. Moreover, under the Gramm-Leach-Bliley Act of 1999 (the "GLBA"), effective March 11, 2000, securities firms, insurance companies and other financial services providers that elect to become financial holding companies may acquire banks and other financial institutions. The GLBA may significantly change the competitive environment in which the Company and its subsidiaries conduct business. See "The Financial Services Modernization Legislation" below. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Regulation and Supervision

In addition to the generally applicable state and federal laws governing businesses and employers, the Company is further regulated by federal and state laws and regulations applicable to financial institutions and their parent companies. Virtually all aspects of the Company's operations are subject to specific requirements or restrictions and general regulatory oversight. State and federal banking laws have as their principal objective the maintenance of the safety and soundness of financial institutions and the federal deposit insurance system, the protection of consumers or classes of consumers or the furtherance of broad public policy goals, rather than the specific protection of stockholders of a bank or its parent company.

Several of the more significant statutory and regulatory provisions applicable to banks and bank holding companies to which the Company and its subsidiaries are subject are described more fully below, together with certain statutory and regulatory matters concerning the Company and its subsidiaries. The description of these statutory and regulatory provisions does not purport to be complete and is qualified in its entirety by reference to the particular statutory or regulatory provision. Any change in applicable law or regulation may have a material effect on the Company's business, prospects and operations, as well as those of its subsidiaries.

The Company

General. The Company is a Massachusetts corporation and a bank holding company subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and files with the Federal Reserve Board an annual report and such additional reports as the Federal Reserve Board may require. The Federal Reserve Board has the authority to issue orders to bank holding companies to cease and desist from unsound banking practices and violations of conditions imposed by, or violations of agreements with, the Federal Reserve Board. The Federal Reserve Board is also empowered to assess civil money penalties against companies or individuals who violate the Bank Holding Company Act, or orders or regulations thereunder, to order termination of non-banking activities of non-banking subsidiaries of bank holding companies, and to order termination of ownership and control of a non-banking subsidiary by a bank holding company.

The Bank Holding Company Act—Activities and Other Limitations. The Bank Holding Company Act prohibits a bank holding company from acquiring substantially all the assets of a bank or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, or merging or consolidating with any bank holding company without prior approval of the Federal Reserve Board. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 generally authorizes bank holding companies to acquire banks located in any state, possibly subject to certain state-imposed age and deposit concentration limits, and also generally authorizes interstate mergers and to a lesser extent, interstate branching.

Unless a bank holding company becomes a financial holding company ("FHC") under the GLBA (as discussed below), the Bank Holding Company Act also prohibits a bank holding company from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or a bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiary banks, except that it may engage in and may own shares of companies engaged in certain activities the Federal Reserve Board determined to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests or unsound banking practices.

The Financial Services Modernization Legislation. The GLBA established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit bank holding companies that qualify and elect to be treated as financial holding companies to engage in a range of financial activities broader than would be permissible for traditional bank holding companies, such as the Company, that have not elected to be treated as financial holding companies. "Financial activities" is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In order to become a financial holding company, a bank holding company, such as the Company, must meet certain tests and file an election form with the Federal Reserve Board. Specifically, to qualify, all of a bank holding company's subsidiary banks must be well-capitalized and well-managed, as measured by regulatory guidelines. In addition, to engage in the new activities, each of the bank holding company's banks must have been rated "satisfactory" or better in the most recent federal Community Reinvestment Act evaluation of each bank. At this time, the Company has not elected to become a financial holding company.

Capital Requirements. The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. These capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets and off-balance sheet items (the "Total Risk-Based Capital Ratio"), with at least 50% of that amount consisting of Tier I or core capital and the remaining amount consisting of Tier II or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier I capital), less goodwill and other non-qualifying intangible assets. Tier II capital generally consists of hybrid capital instruments; perpetual debt and mandatory convertible debt securities; perpetual preferred stock, which is not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan and lease losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board requires bank holding companies to maintain a minimum leverage capital ratio of Tier I capital (defined by reference to the risk-based capital guidelines) to its average total consolidated assets (the "Leverage Ratio") of 4.0%. Total average consolidated assets for this purpose does not include goodwill and any other intangible assets and investments that the Federal Reserve Board determines should be deducted from Tier I capital. The Federal Reserve Board has announced that the 4.0% Leverage Ratio requirement is the minimum for the top-rated bank holding companies without any supervisory, financial or operational weaknesses or deficiencies or those, which are not experiencing or anticipating significant growth.

The Company currently is in compliance with both the Risk Based Capital Ratio and the Leverage Ratio requirements. At December 31, 2002, the Company had a Tier I Risk Based Capital Ratio equal to 11.8% and a Total Risk Based Capital Ratio equal to 13.1% and a Leverage Ratio equal to 7.7%.

U.S. bank regulatory authorities and international bank supervisory organizations, principally the Basel Committee on Banking Supervision ("Basel Committee"), currently are considering changes to the risk-based capital adequacy framework, which ultimately could affect the appropriate capital guidelines, including changes (such as those relating to lending to registered broker-dealers) that are of particular relevance to banks, such as the Bank, that engage in significant securities activities. Among other things, the Basel Committee rules, which are expected to be proposed formally for public comment in the next 6 months and are expected to become effective around 2006, would add operational risk as a third component to the denominator of the risk-capital calculation, which currently includes only credit and market risks.

Limitations on Acquisitions of Common Stock. The federal Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given at least 60 days to review the proposal. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company, such as the Company, with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") would, under the circumstances set forth in the presumption, constitute the acquisition of control of the bank holding company.

In addition, any company, as that term is broadly defined in the statute, would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more, or such lesser percentage of our outstanding common stock as the Federal Reserve Board deems to constitute control over us.

Cash Dividends. Federal Reserve Board policy provides that a bank or a bank holding company generally should not maintain its existing rate of cash dividends on common stock unless the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. Federal Reserve Board policy further provides that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as a source of strength.

The Bank

General. As a federally-chartered national bank, the Bank is subject to regulation and examination by the Office of the Comptroller of the Currency ("OCC"). Relevant statutes and regulations govern, among other things, lending and investment powers, deposit activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings, and payment of dividends. The Bank is also subject to regulatory provisions covering such matters as issuance of capital stock, branching, and mergers and acquisitions.

Under the GLBA, the OCC permits national banks, to the extent permitted under state law, to engage in certain new activities which are permissible for subsidiaries of an FHC. Further, it expressly preserves the ability of national banks to retain all existing subsidiaries.

Federal Deposit Insurance Corporation ("FDIC"). The FDIC insures the Bank's deposit accounts up to $100,000 per depositor.

Federal Reserve Board Regulations. Regulation D promulgated by the Federal Reserve Board requires all depository institutions, including the Bank, to maintain reserves against their transaction accounts (generally, demand deposits, NOW accounts and certain other types of accounts that permit payments or transfer to third parties) or non-personal time deposits (generally, money market deposit accounts or other savings deposits held by corporations or other depositors that are not natural persons, and certain other types of time deposits), subject to certain exemptions. Because required reserves must be maintained in the form of either vault cash, a non-interest bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the amount of the institution's interest-bearing assets.

CRA. The CRA requires the OCC to evaluate the Bank's performance in helping to meet the credit needs of the community. Massachusetts has also enacted a similar statute that requires the Commissioner to evaluate the Bank's performance in helping to meet community credit needs. Management believes the Bank is currently in compliance with all CRA requirements.

Customer Information Security. The Federal Reserve Board, the OCC and other bank regulatory agencies have adopted final guidelines (the "Guidelines") for safeguarding confidential customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors, to create a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information; and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Privacy. The OCC and other regulatory agencies have published final privacy rules pursuant to provisions of the GLBA ("Privacy Rules"). The Privacy Rules, which govern the treatment of nonpublic personal information about consumers by financial institutions, require a financial institution to provide notice to customers (and other consumers in some circumstances) about its privacy policies and practices, describe the conditions under which a financial institution may disclose nonpublic personal information to nonaffiliated third parties and provide a method for consumers to prevent a financial institution from disclosing that information to most nonaffiliated third parties by "opting-out" of that disclosure, subject to certain exceptions.

USA Patriot Act. The USA Patriot Act of 2001 (the "USA Patriot Act"), designed to deny terrorists and others the ability to obtain anonymous access to the U.S. financial system, has significant implications for depository institutions, broker-dealers and other businesses involved in the transfer of money. The USA Patriot Act, together with the implementing regulations of various federal regulatory agencies, require financial institutions, including the Bank, to implement additional or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity and currency transaction reporting and due diligence on customers. They also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the Federal Reserve Board (and other federal banking agencies) to evaluate the effectiveness of an applicant in combating money laundering activities when considering applications filed under Section 3 of the Bank Holding Company Act or the Bank Merger Act. Management believes that we are currently in compliance with all currently effective requirements prescribed by the USA Patriot Act and all applicable final implementing regulations.

Risk Factors And Factors Affecting Forward Looking Statements

The discussion set forth below contains certain statements that may be considered "forward-looking statements." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to materially differ from those projected in the forward-looking statements. You should carefully review the factors below and should not place undue reliance on our forward-looking statements. For further information regarding forward-looking statements, you should review the discussion under "FORWARD-LOOKING STATEMENTS" on page 2 of this report.

The Bank's business is seasonal and is largely dependent upon the market area on Cape Cod. The Company experiences changes in its liquidity each year as a result of the dependence of its customer base on the seasonal tourist and vacation business on Cape Cod. The Bank receives substantially all of its deposits from and makes substantially all of its loans to individuals and businesses on Cape Cod. A decline in the economy on Cape Cod, or in the United States generally, may have a material adverse effect on the operating results of the Company.

General business risks could adversely impact the Company's business. The banking business is subject to various business risks. Continued success depends in large part on the contributions of our senior management personnel. The volume of loan originations is dependent upon demand for loans of the type originated and serviced by the Company and the competition in the marketplace for such loans. The level of consumer confidence, fluctuations in real estate values, fluctuations in prevailing interest rates and fluctuations in investment returns expected by the financial community could combine to make loans of the type originated by the Company less attractive. In addition, the

Company may be adversely affected by other factors that could (a) increase the cost to the borrower of loans held by the Company, (b) create alternative lending sources for such borrowers or (c) increase the cost of funds of the Bank at a rate faster than an increase in interest income, thereby narrowing net interest rate margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fluctuations in interest rates may negatively impact the Company's business. Interest rates are highly sensitive to many factors beyond the Company's control, including general economic conditions and the monetary and fiscal policies of various governmental and regulatory authorities. Net interest income can be affected significantly by changes in market interest rates, which are currently at historically low levels, and changes in the relationship between short term and long term interest rates. A decrease in current interest rates could further reduce the Company's interest income on loans and investment securities without a comparable reduction in interest expense because a substantial portion of the Company's deposits are held in low interest accounts. An increase in interest rates could reduce the demand for loans and, as a result, the amount of loan and commitment fees and the ability of borrowers to repay their current loan obligations, which could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate increases to the Company's allowance for loan losses. See "Quantitative and Qualitative Disclosures about Market Risk."

The Company could be adversely impacted by applicable regulatory changes or modifications. The Company is subject to extensive regulation by federal and state governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. There can be no assurance that these laws, rules and regulations will not be modified in the future, which could make compliance much more difficult or expensive, restrict ability to originate, broker or sell loans or otherwise adversely affect business or prospects. See "Regulation and Supervision."

Proposed legislation may result in increased regulation of the Company's business. From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and modifications of restrictions on, the business of the Company. It cannot be predicted whether any legislation currently being considered will be adopted or how such legislation or any other legislation that might be enacted in the future would affect the business of the Company.

EXECUTIVE OFFICERS OF THE REGISTRANT

All officers of the Company and Bank were elected to their positions on April 25, 2002, except as noted in parentheses, to serve until the annual meeting on April 24, 2003 and until their successors are duly elected.

Officer	Age at 12/31/02	Title and Area of Responsibility	Date Appointed to Present Position	Date of Employment
Stephen B. Lawson	61	President, Chief Executive Officer and Director	10/08/98	12/06/65
Robert T. Boon	48	Executive Vice President	01/04/01	04/01/85
John S. Burnett	56	Clerk	10/08/98	09/07/71
Nancy S. Hardaway	50	Executive Vice President	(10/20/02)	06/30/00
Robert R. Prall	59	Executive Vice President	01/04/01	06/01/93
Larry K. Squire	55	Executive Vice President	01/04/01	05/17/71
Phillip W. Wong	52	Executive Vice President/Chief Financial Officer	(11/04/02)	11/04/02

Business Experience During the Past Five Years

Stephen B. Lawson	President, Chief Executive Officer, 7/01/92 (Bank) President, CEO and Director, 10/08/98 (the Company)
Robert T. Boon	Chief Trust Officer 10/13/95 (Bank) Chief Investment Officer, 06/29/98 (Bank) Executive Vice President, 01/04/01 (Bank)
John S. Burnett	Vice President, 12/11/80 (Bank) Clerk, 10/08/98 (the Company)
Nancy S. Hardaway	Executive Vice President, Marketing, 10/20/02 (Bank) Senior Vice President, 6/30/00 (Bank) Director of Marketing & Sales, 3/01/99 (the Pinehills) Sales Director, 5/01/93, (Kings Way Yarmouth Port)
Robert R. Prall	Sr. V.P., Loan Administration, 6/01/93 (Bank) Chief Lending Officer, 1/01/97 (Bank) Executive Vice President, 01/04/01 (Bank)
Larry K. Squire	Chief Operating Officer, 9/15/95 (Bank) Executive Vice President, 01/04/01 (Bank)
Phillip W. Wong	Executive Vice President, CFO, 11/4/02 (Bank) Executive Vice President, CFO, 11/4/02 (the Company) Executive Vice President, CFO, 2/01/97 (Medford Bancorp, Inc.)

Item 2. Properties.

A. Properties owned by the Bank - Banking Offices of Cape Cod Bank and Trust Company, N.A.:

1) 307 Main Street, Hyannis - Main Office
2) 835 Main Street, Osterville - Branch Office
3) 536 Main Street, Harwichport - Branch Office
4) 1095 Route 28, South Yarmouth - Branch Office
5) 40 Main Street, Orleans - Branch Office
6) Shank Painter Road, Provincetown - Branch Office
7) 121 Main Street, Buzzards Bay - Branch Office
8) 119 Route 6A, Sandwich - Branch Office
9) Route 6A and Underpass Road, Brewster - Branch Office
10) 700 Route 6A, Dennis - Branch Office
11) 397 Palmer Avenue, Falmouth - Branch Office
12) 693 Main Street, Chatham - Branch Office
13) Main Street, Wellfleet - Branch Office
14) 249 Worcester Court, Falmouth – Branch Office
15) 237 Main Street, Wareham – Branch Office
16) 495 Station Avenue, South Yarmouth – Branch Office
17) 350 Front Street, Marion – Branch Office
18) 2 Market Crossing, Plymouth – Land, future Branch Office

None of the above offices is subject to any mortgage lien or any other material encumbrance. The main office is located in Hyannis, Massachusetts, and is a modern, two-story brick building located on approximately two acres of land. The Harwichport office and the Buzzards Bay office are somewhat larger than the remaining offices, having formerly been the main offices of the Cape Cod Trust Company and the Buzzards Bay National Bank prior to merger. The Bank also owns a house in Meredith, New Hampshire, one in Orlando, Florida, and one in Killington, Vermont, which are used as vacation sites by its employees.

B. Rental of Bank Premises of Cape Cod Bank and Trust Company, N.A.:

1) Airport Rotary Circle, Hyannis - Branch Office
2) 2 Barlow's Landing Road, Pocasset – Branch Office
3) 1708 Falmouth Road, Centerville – Branch Office
4) 519 Route 134, South Dennis – Branch Office
5) 9 West Road, Skaket Corners, Orleans – Branch Office
6) 31 Workshop Road, South Yarmouth – Customer Service Center
7) Village Green Shopping Ctr., N. Eastham – Branch Office
8) Nine Stop & Shop Locations on Cape Cod – Branch Offices
9) 3206 Main Street, Barnstable Village – Branch Office
10) 170 Commercial Street, Provincetown – Branch Office
11) 64 King's Circuit, Kings Way, Yarmouth Port – Branch Office

Certain rental properties are adjusted annually with the Consumer Price Index, include contingent expenses and have renewal options. While the Company has excellent relationships with its lessors, there is no guarantee that it will be able to renew any or all of said leases when they expire. The Company believes that its properties are adequate for its present needs.

Item 3. ***Legal Proceedings.***

The Bank has received notices of assessment from The Commonwealth of Massachusetts DOR for tax years ended December 31, 1999, 2000 and 2001 based on the DOR's contention that dividend distributions by CCBT Preferred, a REIT, to the Bank are fully taxable in Massachusetts. On March 5, 2003, the Governor of Massachusetts signed new legislation that amends Massachusetts law to expressly disallow the deduction for dividends received from a REIT. This amendment applies retroactively to tax years ending on or after December 31, 1999. As a result of the enactment of this legislation, the Company has ceased recording the tax benefits associated with the dividend received deduction effective for the 2003 tax year and will accrue a liability in the first quarter of 2003 with respect to the additional state tax liability. The Company believes that this legislation will be challenged, especially the retroactive provisions, on constitutional and other grounds. The Company would support such a challenge and otherwise intends to defend vigorously its position. See "Business—Recent Developments."

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The common stock of the Company is quoted on the Nasdaq National Market System under the symbol "CCBT". The table below shows the high and low trading prices of the stock for each quarter in the past two years and the dividends declared each quarter. According to the Company's transfer agent, there were approximately 925 stockholders of record as of February 28, 2003. The number of holders of record does not reflect the number of persons or entities who or which held their stock in nominee or "street" name through various brokerage firms or other entities.

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Market price: High	$ 28.00	$ 28.93	$ 27.79	$ 26.84
Low	$ 23.80	$ 24.70	$ 24.70	$ 24.00
Dividends declared per share	$ 0.19	$ 0.19	$ 0.19	$ 0.19

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Market price: High	$ 22.75	$ 29.99	$ 30.96	$ 26.00
Low	$ 18.63	$ 21.16	$ 23.70	$ 22.44
Dividends declared per share	$ 0.18	$ 0.18	$ 0.18	$ 0.18

Item 6. Selected Consolidated Financial Data.

	2002	2001	2000	1999	1998
		(In thousands, except per share amounts)			
Statement of Income Data:					
Interest and dividend income	$ 77,237	$ 97,755	$ 93,969	$ 79,107	$ 73,978
Interest expense	29,118	44,555	45,624	38,311	36,211
Net interest income	48,119	53,200	48,345	40,796	37,767
Provision for loan losses	-	-	-	-	-
Net gain on securities	2,074	2,187	85	234	384
Other non-interest income	20,875	20,735	16,126	18,034	13,377
Non-interest expense	48,945	46,036	38,226	32,517	30,921
Income before income taxes	22,123	30,086	26,330	26,547	20,607
Provision for income taxes	7,683	10,622	9,101	10,086	8,050
Net income	$ 14,440	$ 19,464	$ 17,229	$ 16,461	$ 12,557
Basic earnings per share	$ 1.68	$ 2.26	$ 2.00	$ 1.85	$ 1.39
Diluted earnings per share	1.67	2.25	2.00	1.85	1.38
Cash dividends per share	0.76	0.72	0.64	0.56	0.50
Balance Sheet Data:					
Total assets	$1,481,883	$ 1,454,667	$ 1,403,919	$ 1,231,114	$ 1,177,530
Securities available for sale	510,837	438,350	426,743	463,379	495,957
Net loans	789,018	872,039	836,336	663,584	582,713
Deposits - Non-interest bearing	229,033	209,551	201,904	167,624	160,966
- Interest-bearing	713,187	693,840	771,399	598,440	566,931
Borrowings	397,840	420,049	315,807	367,309	358,113
Stockholders' equity	118,447	115,316	98,729	85,650	83,542
Book value per share	$ 13.79	$ 13.38	$ 11.47	$ 9.95	$ 9.22
Selected Ratios:					
Return on average assets	0.99%	1.32%	1.35%	1.35%	1.15%
Return on average stockholders' equity	12.24%	18.43%	19.32%	19.60%	15.80%
Average equity to average assets	8.10%	7.14%	6.97%	6.89%	7.28%
Dividend payout ratio	45.24%	31.86%	32.00%	30.27%	35.97%
Net interest spread	2.93%	3.07%	3.12%	2.77%	2.84%
Net interest margin	3.46%	3.77%	3.97%	3.49%	3.61%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

This Form 10-K contains certain statements that may be considered "forward-looking statements." Forward-looking statements involve known and unknown risks, uncertainties and other factors, including, but not limited to, those factors described under the caption "Risk Factors and Factors Affecting Forward-Looking Statements," that may cause the Company's actual results to materially differ from those projected in the forward-looking statements. You should not place undue reliance on our forward-looking statements. For further information regarding forward-looking statements, you should review the discussion under the caption "FORWARD LOOKING STATEMENTS" on Page 2 of this report.

The following discussion should be read in conjunction with the accompanying consolidated financial statements and selected consolidated financial data included within this report. Given that the Company's principal activity currently is ownership of the Bank, for ease of reference, the term "Company" in this discussion generally will refer to the investments and activities of the Company and the Bank, except where otherwise noted.

Cape Cod Bank and Trust Company, N.A. is the largest commercial bank headquartered on Cape Cod in Barnstable County, Massachusetts. The Bank's thirty-four banking offices are principally engaged in accepting deposits from individuals and businesses, and in making loans. The Bank also has a substantial Trust Department, managing assets in excess of $677 million at December 31, 2002 on behalf of its clients. The Bank's core market is comprised of retail and wholesale businesses; primary households (including a significant retirement population); and a growing number of second homeowners. In addition, a substantial non-core vacation population causes seasonal deposit growth.

RESULTS OF OPERATIONS

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

2002 COMPARED WITH 2001

Source and Use of Funds. At December 31, 2002, total deposits of $942,220,000 were $38,829,000 or 4% greater than at the prior year-end. Demand deposits increased $19,482,000 or 9% and NOW deposits increased $21,975,000 or 15%. Money market deposits increased $26,563,000, or 10%, while other savings deposits increased by $15,824,000 or 22%. Consistent with the trend in market interest rates, lower rates offered on certificates of deposit caused customers to seek alternative products providing higher rates and/or increased liquidity, contributing to a lower year-end balance in these products in 2002 as compared with 2001. Certificates of deposit greater than $100,000 decreased $15,779,000, or 30%, and other time deposits decreased $29,236,000, or 19%, from the prior year-end. Similarly, the decrease in the average level of certificates of deposits in 2002, as customers sought higher rates and/or increased liquidity, modestly exceeded growth in average core deposits. On average for the year, total deposits of $926,448,000 were $11,581,000, or 1%, lower than the prior year average. Demand deposits were higher on average by $14,112,000 or 7% and NOW deposits were higher on average by $16,590,000 or 12%. On average, money market deposits were higher by $37,299,000 or 15% and other savings deposits increased $15,098,000 or 22% over the prior year. Average certificates of deposit greater than $100,000 decreased by $44,613,000 or 52% and average other time deposits decreased by $50,066,000 or 27%. Average Federal Home Loan Bank borrowings were $27,239,000 or 7% lower than the prior year average, while other short-term borrowings increased, on average, by $1,146,000 or 4%. As of year-end 2002, other short-term borrowings had declined from the prior year-end by $9,345,000 or 30%. The decrease in Federal Home Loan Bank borrowings at December 31, 2002 of $12,865,000 or 3% compared to the prior year includes a prepayment of $17,800,000 of borrowings scheduled to mature in 2005. The prepayment of these borrowings, carrying a weighted-average interest rate of 6.10%, will result in an annual improvement in pre-tax net interest income of approximately $675,000 over their remaining lives.

At year-end 2002, loans totaled $801,402,000, reflecting a decrease of $82,889,000, or 9% when compared to the prior year-end. For interest rate risk concerns, the Company has elected not to hold long-term fixed rate residential mortgages in the current low mortgage interest rate environment. Sales of fixed rate residential mortgages throughout the year contributed to a decline of $114,409,000 or 30% in this category since the prior year-end. Partially offsetting this decrease were increases in all other real estate loan categories with commercial real estate loans up $18,524,000 or 7%, construction loans up $4,358,000 or 5%, and Equity Lines of Credit up $12,458,000 or 23%. On average for the year, total loans of $882,175,000 decreased from the prior year average by $12,323,000 or 1%. Residential mortgages decreased $54,259,000 on average or 13% while average commercial mortgages increased $22,919,000 or 9% and Equity Lines of Credit increased $16,290,000, on average, or 37%. Construction loans, on average, also increased $3,280,000 or 3% when compared to the prior year. During 2002, securities decreased by $9,805,000, on average, or 2%, with significant prepayments resulting in declines in mortgage-backed securities and collateralized mortgage obligations, down $18,311,000 or 63% and $14,127,000 or 7%, respectively. A portion of the prepayments received were reinvested in the securities portfolio resulting in increases in other securities, up $10,011,000 or 4%, and US Government agencies, up $17,940,000 or 106%. As of December 31, 2002, securities, including Federal Home Loan Bank and Federal Reserve Bank stock, were up by $72,487,000 or 16% when compared to the prior year-end with other debt securities comprising the majority of this increase, up $70,192,000 over the prior year-end balance.

Net Interest Income. In 2002, net interest income was $48,119,000 as compared to $53,200,000 for the previous year, a decrease of 10%. In addition to a $1,900,000 penalty for the prepayment of Federal Home Loan Bank borrowings, the decline in net interest income can be attributed to reduced yields on earning assets and the inability to further reduce rates on non-term deposits. The net interest spread and net interest margin ratios were 2.9% and 3.5%, respectively, for the year ended December 31, 2002, as compared to 3.1% and 3.8%, respectively, for the prior year.

Provision for Loan losses. Recoveries on loans previously charged off exceeded charge-offs during 2002 by $132,000. Management's assessment of the risks in the loan portfolio at December 31,2002 as well as the Company's recent loss experience, whereby recoveries have actually exceeded charge-offs since 1997, resulted in no provision for loan losses in 2002. The allowance for loan losses was 1.55 % and 1.39 % of total loans at December 31, 2002 and 2001, respectively.

RESULTS OF OPERATIONS

Other Income and Expense. Non-interest income increased by $28,000 over the prior year-end as increases in insurance commissions and electronic banking fees were offset by a decrease in the net gain on sale of loans. Insurance commissions increased by $989,000 over the prior year inclusive of a $398,000 adjustment for the recognition of previously deferred insurance commissions for which no deferral is required. Other categories of non-interest income which experienced significant increases over the prior year included electronic banking fees, up $498,000 as a result of increased transaction volume as well as the addition of new products, and brokerage fees and commissions which increased $183,000 as a result of the recognition of a full year of revenues on an investment advisory product which became a product of CCB&T Brokerage Direct, Inc. in April 2001. The net gain on the sale of loans decreased by $1,015,000 in 2002 as compared to 2001 results. This decrease can be attributed to the effect on prior year results of a $52 million loan sale from the residential mortgage portfolio in September 2001 as well as the increase in deferred costs recognized during 2002 as a result of the sale of current production fixed rate mortgages. The net gain on the sale of securities was negatively impacted during 2002 by a $1 million impairment loss recognized on an asset backed security due to increased delinquencies in its underlying collateral. Included in other income, which decreased by $311,000 when compared to 2001, was a $230,000 loss on the sale of a fixed asset.

During 2002, non-interest expense increased $2,802,000 or 6% over 2001 results. Salaries and employee benefits increased $1,256,000, or 5%, a result of annual merit increases, increased staffing for newly opened financial centers, incentive commissions on financial services and an early retirement plan offered during the second quarter of 2002. These increases were partially offset by the $908,000 decrease in the Company's accrual for its Profit Incentive Plan. An increase in building and equipment expense of $855,000 can be attributed to the opening of six (6) locations since the prior year as well as amortization expense of computer software and depreciation of equipment. An increase in delivery and communications of $398,000 is largely due to increased telephone expense. Increased electronic banking expenses of approximately $350,000, included in all other expenses, are due to the higher volume of electronic transactions as well as the offering of new products.

Provision for Income Taxes. As a result of lower pretax income for the year ended December 31, 2002, the provision for income taxes decreased by 28% to $7,683,000 from $10,622,000 in the prior year. These provisions reflect a combined effective federal and state income tax rate of 35% for both 2002 and 2001.

Net Income. Net income of $14,440,000 for the year ended December 31, 2002 represents a decrease of $5,024,000 or 26% compared to 2001 results for the reasons described above. In 2002, basic earnings per share of $1.68 and diluted earnings per share of $1.67 both represent a decrease of $.58 when compared to 2001 results.

2001 COMPARED WITH 2000

Source and Use of Funds. On average, deposits during 2001 increased from the prior year by $74,452,000 or 9% with core deposits, consisting of demand, NOW, money market, and savings accounts, accounting for $49,300,000, of this increase and time deposits accounting for the remaining $25,152,000. In contrast, total deposits of $903,391,000 at December 31, 2001 reflect a decrease of $69,912,000 or 7% when compared to the prior year-end. Core deposits increased by $50,682,000 or 8% while time deposits decreased by $120,594,000 or 37% from the prior year-end. The decrease in year-end balances in time deposits can be attributed to the maturity of a significant amount of one year certificates of deposit during the year following a special interest rate offered during 2000 as well as the decrease in the interest rate being offered on these products. Additional funds were raised through increased borrowings. Borrowings from the Federal Home Loan Bank increased in 2001, on average, by $100,877,000 or 34%, compared to the prior year. At December 31, 2001, these borrowings amounted to $384,314,000, an increase of $93,027,000 or 32% over year-end 2000. In addition, CCBT Statutory Trust I, a subsidiary of the Company, issued $5 million of Trust Preferred Securities during the third quarter of 2001; these funds are to be used to support growth and general corporate purposes.

At December 31, 2001, total loans including loans held for sale were $892,640,000, an increase of $43,290,000 or 5% when compared to the prior year-end. This increase was primarily in the commercial mortgage portfolio, which increased $22,398,000 or 9%, as well as home equity lines of credit, which increased $15,959,000 or 43%. Residential mortgages, including loans held for sale, were lower at year-end 2001 by $9,582,000 or 2% due to the sale of $168,648,000 of residential mortgages during the year. On average, total loans increased $139,047,000 or 18.4% over the prior year. Average loan growth was led by residential mortgages, which increased $77,445,000 or 23%. Other loan categories, which experienced significant average growth include commercial mortgages, up $29,175,000 or 13%, and commercial construction loans, up $17,600,000 or 57%. Home equity lines of credit were higher, on average, by

$13,362,000 or 432% than the prior year. At December 31, 2001, securities, including Federal Home Loan Bank and Federal Reserve Bank stock, were up by $13,039,000 or 3% over the prior year-end. The increase in other debt securities of $22,118,000 or 12% was partially offset by declines in collateralized mortgage obligations and U.S. Government agencies. On average, the increase in securities was $54,039,000 or 12% with other securities accounting for $42,671,000 of this increase, or 20%. Collateralized mortgage obligations were higher, on average, by $15,144,000 or 8% while U.S. Government agencies declined by $9,457,000 or 36%.

Net Interest Income. Net interest income was $53,200,000 for the year ended December 31, 2001 as compared to $48,345,000 for the prior year, an increase of 10%. Lower yields on earning assets were offset by the increased volume of earning assets as well as lower yields on interest bearing liabilities. The net interest spread and net interest margin ratios were 3.1% and 3.8 % respectively, for the year ended December 31, 2001, compared to 3% and 4%, respectively for the year 2000.

Provision for Loan losses. Recoveries on loans previously charged off exceeded charge-offs during 2001 by $98,000. Despite overall growth in the loan portfolio in 2001, management's assessment of the risks in the loan portfolio at December 31, 2001 as well as the Company's recent loss experience, whereby recoveries have actually exceeded charge-offs since 1997, resulted in no provision for loan losses in 2001. The allowance for loan losses was 1.39% and 1.43% of total loans at December 31, 2001 and 2000, respectively.

Other Income and Expense. Non-interest income increased by $6,712,000 or 41% over the prior year-end. Of this increase, $2,103,000 and $2,867,000, respectively, can be attributed to net gains on the sale of securities and loans. Insurance commissions have increased $763,000 compared to the prior year results, which only included the Agency's revenues from the date of purchase.

Non-interest expenses totaled $46,058,000 for the year ended December 31, 2001, a $7,778,000 or 20% increase from the comparable 2000 period. Salaries and employee benefits rose $5,191,000 or 25% with commissions accounting for $1,397,000 of this increase and salaries, in line with management expectations, increasing $2,294,000. The increased benefits expense of $1,668,000 is largely attributable to increases in performance-based compensation programs and increases in medical and dental insurance costs. Increased expenses in other categories include amortization of intangibles for acquisitions completed during the second quarter of 2000, building and equipment expenses for additional locations and depreciation and amortization related to upgraded computer equipment and software, and marketing and advertising costs incurred for the launch of the Company's new logo.

Provision for Income Taxes. For the year ended December 31, 2001, the provision for income taxes was $10,622,000, an increase of 17% over the prior year's provision of $9,101,000. These provisions reflect a combined effective federal and state income tax rate of 35% in 2001 and 2000, respectively.

Net Income. Net income of $19,464,000 for the year ended December 31, 2001 reflects an increase over 2000 results of $2,236,000 or 13%. Basic earnings per share of $2.26 represents a $.26 increase in 2001 compared to 2000 results.

FINANCIAL CONDITION

MATURITY STRUCTURE OF ASSETS AND LIABILITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES

Securities Available for Sale

The Company invests its excess funds in a variety of investment structures, including collateralized mortgage obligations (CMOs) and other asset-backed securities, usually with short effective durations. All securities purchased are investment grade, nonetheless there exists the possibility of loss from time to time resulting from changes in credit risk, as these securities are collateralized with loans made by others, and from substantial changes in interest rate environments during volatile economic periods.

The following tables reflect the Company's available-for-sale securities at December 31, 2002, by fixed and floating rates. Other securities are primarily comprised of collateralized mortgage obligations and asset-backed securities as outlined in Note 2 to the accompanying consolidated financial statements.

	Fixed Rate Securities					
	U.S. Government Agencies		State and Municipal		Other Securities	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)					
Term to maturity:						
One year or less	$ 44,518	5.57%	$ 15,037	1.96%	$ 173,741	5.52%
Over one year through five years	16,626	4.27%	3,376	4.63%	135,567	5.84%
Over five years	-	-	1,385	4.60%	210	2.54%
Totals	$ 61,144	5.22%	$ 19,798	2.60%	$ 309,518	5.66%

Included in fixed rate debt securities are $359,212,000 of CMOs, mortgage-backed securities, and other debt securities. These have been distributed based on estimates of their principal cash flows rather than their contractual final maturities. The balance, largely fixed rate municipal securities, are distributed on the basis of contractual maturity.

	Floating Rate Securities					
	U.S. Government Agencies		State and Municipal		Other Securities	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)					
Term to repricing/maturity:						
One year or less	$ 37,654	(0.79)%	$ -	- %	$ 84,500	2.88%
Over one year through five years	-	-	-	-	-	-
Over five years	-	-	-	-	-	-
Totals	$ 37,654	(0.79)%	$ -	- %	$ 84,500	2.88%

At December 31, 2002, gross unrealized gains and gross unrealized losses on securities available for sale amounted to $4.8 million and $6.6 million, respectively.

FINANCIAL CONDITION

The Company's investment securities are subject to market risk in the following ways. Of the investment securities owned as of December 31, 2002, $122,154,000 are floating rate instruments tied to various indices, primarily LIBOR. Lesser amounts are tied to Treasury rates and other indices. The majority of these floating rate instruments are subject to interest rate caps that range from 8% to 32%. If interest rates rise enough so that there is a significant possibility that a given security will become subject to its interest rate cap, the market value of that security will be reduced. This risk is greater to the extent that the remaining life of the investment is longer. The Company's floating rate investments have an average life of about two years. Market risk may also result from the fact that various indices will not always move by the same amount when interest rates increase. This may cause securities tied to one index to perform less well than securities tied to other indices. Most of the remaining $390,460,000 of securities are fixed-rate CMOs, mortgage backed securities and other debt securities. Fixed-rate investments have market risk because their rate of return does not change at all with the general level of interest rates. Because homeowners are less likely to refinance their mortgages at higher rates, an additional characteristic of CMOs and mortgage-backed securities is that their principal payments tend to slow when interest rates rise. If the fixed rate earned on the investment is lower than the new market rate, this can result in a decline in the value of these securities. Almost all of the Company's fixed-rate CMOs have very short average lives and have interest rates above current market levels, which reduces the market risk of these securities. The average life of the Company's fixed-rate investments is less than two years.

Loans

The following tables reflect maturity/repricing information for commercial, construction and other loans. In both the fixed and floating rate loan tables, the category of Other Loans is primarily comprised of mortgage loans on real estate, including residential, commercial and equity lines of credit, as outlined in Note 3 to the accompanying consolidated financial statements.

	Fixed Rate Loans		
	Commercial Loans	Construction Loans	Other Loans
		(In thousands)	
Term to maturity:			
One year or less	$ 5,498	$ 30,907	$ 1,130
Over one year through five years	4,531	9,189	75,792
Over five years	585	1,837	46,792
Totals	$ 10,614	$ 41,933	$ 123,714

Included in fixed rate loans maturing in one year or less are $369,000 of customer account overdrafts.

	Floating Rate Loans		
	Commercial Loans	Construction Loans	Other Loans
		(In thousands)	
Term to repricing/maturity:			
One year or less	$ 64,143	$ 57,610	$ 332,977
Over one year through five years	7,494	-	154,897
Over five years	1,701	-	6,319
Totals	$ 73,338	$ 57,610	$ 494,193

Most residential mortgage loans are adjustable rate mortgages subject to interest rate caps.

FINANCIAL CONDITION

Deposits

The remaining maturity of time certificates of deposit as of December 31, 2002 was as follows:

	Fixed Rate Certificates of Deposit	
	More than $100,000	$100,000 or Less
	(In thousands)	
Remaining maturity:		
Three months or less	$ 18,945	$ 38,332
Over three months through six months	4,388	26,645
Over six months through 12 months	3,822	23,613
Over one year through five years	10,189	33,371
Over five years	-	-
Totals	$ 37,344	$ 121,961

Other deposits may be withdrawn by the customer without notice or penalty. The rates paid thereon are reviewed each month and changed at the Company's option as often as indicated by changing market conditions.

Generally, the Company's strategy is to price deposits in relation to rates available in the open market, including other financial institutions, and its liquidity needs based on factors that include loan demand. Interest rates paid are frequently reviewed and are modified to reflect changing conditions.

Borrowings

The remaining maturity of borrowings from the Federal Home Loan Bank as of December 31, 2002 was as follows:

	Fixed Rate FHLB Borrowings
	(In thousands)
Remaining maturity:	
Three months or less	$ 216,700
Over three months through six months	20,000
Over six months through 12 months	16,650
Over one year through five years	100,494
Over five years	17,606
Totals	$ 371,450

Rates paid on other short-term borrowings change daily.

FINANCIAL CONDITION

Loans

The following is a summary of loans outstanding as of the dates indicated:

	December 31, 2002	2001	2000	1999	1998
			(In thousands)		
Commercial loans	$ 83,953	$ 84,947	$ 76,275	$ 77,776	$ 70,767
Construction mortgage loans	99,544	95,186	87,978	68,809	47,940
Commercial mortgage loans	283,458	264,934	242,536	203,988	207,860
Industrial revenue bonds	929	1,163	1,603	1,137	1,344
Residential mortgage loans	327,889	429,840	430,951	313,757	254,320
Consumer loans	5,629	8,221	9,147	9,275	11,589
Total loans	$ 801,402	$ 884,291	$ 848,490	$ 674,742	$ 593,820

Allowance for Loan Losses

The allowance for loan losses is an estimate of the amount necessary to absorb probable losses in the loan portfolio. The allowance consists of specific, general and unallocated components. Commercial real estate and commercial business loans are evaluated individually for allowance purposes. Other categories of loans are generally evaluated as a group. The specific component relates to loans that are classified as doubtful, substandard or special mention. Loans classified as doubtful are considered impaired in accordance with SFAS No. 114, and an allowance is determined using a discounted cash flow calculation. Loss factors for substandard loans are based on a loss migration database, while loss factors for all other categories of loans are based on the Company's historical loss experience with similar loans of similar quality as determined by the Company's internal rating system. Loss factors are then adjusted for additional points that consider qualitative factors such as current economic trends (both local and national), concentrations, growth and performance trends, and the results of risk management assessments. Accordingly, increases or decreases in the amount of each loan category as well as the ratings of the loans within each category are considered in calculating the overall allowance. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in earnings of the periods in which they become known.

In addition, the Company's allowance for loan losses is periodically reviewed by the OCC as part of their examination process. The OCC may require the Company to make additions to the allowance based upon judgments different from those of management.

Non-performing Assets and Loan Loss Experience

Non-performing assets as of December 31 were as follows:

	2002	2001	2000	1999	1998
			(In thousands)		
Nonaccrual loans	$ 1,348	$ 1,802	$ 2,192	$ 1,777	$ 7,468
Loans past due 90 days or more and still accruing	-	-	-	-	-
Property from defaulted loans	1,500	1,500	1,500	1,500	-
Total non-performing assets	$ 2,848	$ 3,302	$ 3,692	$ 3,277	$ 7,468
Restructured troubled debt performing in accordance with amended terms, not included above	$ 210	$ 224	$ 237	$ 626	$ 478

FINANCIAL CONDITION

Accrual of interest income on loans is discontinued when it is questionable whether the borrower will be able to pay principal and interest in full and/or when loan payments are 60 days past due unless the loan is fully secured by real estate or other collateral and in the process of collection.

Loans are classified "substandard" when they are not adequately protected by the current sound worth and paying capacity of the debtor or of the collateral. At December 31, 2002, $7,240,000 of loans were included in this category, in addition to loans reported above. The Company's loan classification system also includes a category for loans that are monitored for possible deterioration in credit quality. At December 31, 2002, $9,371,000 of loans were included in this category. In addition, it is possible that there may be losses on other loans that have not been specifically identified.

The changes in the allowance for loan losses and related charge-off (recovery) ratios for the years ended December 31 were as follows:

	2002	2001	2000	1999	1998
			(Dollars in thousands)		
Balance, beginning of year	$ 12,252	$ 12,154	$ 11,158	$ 11,108	$ 10,962
Provision for loan losses	-	-	-	-	-
Charge-offs:					
Commercial loans	(134)	(275)	(108)	(347)	(353)
Construction mortgage loans	-	-	-	-	-
Commercial mortgage loans	-	-	-	(186)	(86)
Industrial revenue bonds	-	-	-	-	-
Residential mortgage loans	-	-	-	-	(1)
Consumer loans	(92)	(71)	(60)	(77)	(166)
Total charge-offs	(226)	(346)	(168)	(610)	(606)
Recoveries on loans previously charged off:					
Commercial loans	300	321	826	351	475
Construction mortgage loans	-	84	89	60	47
Commercial mortgage loans	8	6	216	190	174
Industrial revenue bonds	-	-	-	-	-
Residential mortgage loans	6	-	10	-	23
Consumer loans	44	33	23	59	33
Total recoveries	358	444	1,164	660	752
Balance, end of year	$ 12,384	$ 12,252	$ 12,154	$ 11,158	$ 11,108
Ratio of net charge-offs (recoveries) to average loans outstanding	(0.01)%	(0.01)%	(0.13)%	(0.01)%	(0.03)%

FINANCIAL CONDITION

The allowance for loan losses, as of December 31, was allocated as follows:

	2002	2001	2000	1999	1998
			(In thousands)		
Commercial loans	$ 1,789	$ 2,219	$ 1,502	$ 1,457	$ 1,578
Construction mortgage loans	951	787	802	755	705
Commercial mortgage loans	6,742	5,903	5,838	5,681	5,822
Industrial revenue bonds	14	14	16	20	23
Residential mortgage loans	1,812	2,335	3,361	2,725	2,460
Consumer loans	1,076	994	635	520	520
	$ 12,384	$ 12,252	$ 12,154	$ 11,158	$ 11,108

Recoveries on loans previously charged off exceeded charge-offs therefore management determined that additions to the allowance for loan losses were unnecessary in 2002. The allowance represented 1.55% of total loans at December 31, 2002, 1.39% of total loans at December 31, 2001, and 1.43% of total loans at December 31, 2000. Although management believes that upon review of loan quality and payment statistics, the allowance is adequate to cover losses likely to result from loans in the current portfolio at December 31, 2002, there can be no assurance that the allowance is adequate or that additional provisions might not become necessary.

Liquidity

The Company normally experiences changes in its liquidity each year as a result of the seasonal nature of the economy in its market area. Liquidity is usually at its high in late summer and early fall and the annual low point is usually in the spring.

Substantially all of the amount shown as cash and due from banks at year end is made up of checks and similar items in the process of collection or was needed to satisfy a requirement to maintain a portion of deposits in an account at the Federal Reserve. Accordingly, it does not represent a source of liquidity.

In general, investment securities could also be sold if necessary to meet liquidity needs. In that event, a gain or loss would be realized if the market value of the securities sold was not equal to their cost, adjusted for the amortization of premium or accretion of discount. The Bank can also borrow funds using investment securities as collateral, and it has a line of credit of $5,000,000 from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit of $7,000,000 for the purchase of federal funds from SunTrust Bank and may borrow from the Federal Reserve Bank if necessary.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; AVERAGE INTEREST RATES AND INTEREST SPREAD

The average amount outstanding for certain categories of interest-earning assets and interest-bearing liabilities, the interest income or expense and the average yields earned or rates paid thereon, are summarized in the following table for the three years ended December 31, 2002. Nonaccrual loan balances have been included in their respective loan categories, which reduces the calculated yields. A portion of the income reported in certain of the asset categories is not subject to federal income tax, making it relatively more valuable. The computed yields shown have not been adjusted for taxable equivalency. As an indication of the amount of change in the general level of interest rates between years, the average rate on overnight federal funds traded among banks was 1.67%, 3.88% and 6.26% during 2002, 2001 and 2000, respectively.

	Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(Dollars in thousands)								
ASSETS									
Securities:									
Mortgage-backed securities	$ 10,942	$ 617	5.64%	$ 29,253	$ 1,868	6.38%	$ 27,465	$ 2,173	7.91%
CMOs	180,336	7,114	3.94%	194,463	11,948	6.14%	179,319	13,189	7.36%
U.S. Government agencies	34,845	1,111	3.19%	16,905	869	5.14%	26,362	1,775	6.73%
State and municipal obligations	18,252	590	3.23%	23,571	948	4.02%	19,678	921	4.68%
Other securities	262,263	11,016	4.20%	252,251	14,689	5.82%	209,580	14,621	6.97%
Total securities	506,638	20,448	4.04%	516,443	30,322	5.87%	462,404	32,679	7.07%
Loans:									
Commercial	85,589	4,815	5.63%	83,973	6,692	7.97%	77,352	7,529	9.73%
Commercial construction	56,923	2,928	5.14%	48,461	3,529	7.28%	30,861	2,899	9.39%
Residential construction	43,331	2,488	5.74%	48,513	3,038	6.26%	52,789	3,316	6.28%
Commercial mortgages	271,784	20,833	7.67%	248,865	22,064	8.87%	219,690	20,298	9.24%
Industrial revenue bonds	1,048	60	5.73%	1,324	91	6.87%	1,382	114	8.25%
Residential mortgages	356,494	21,941	6.15%	410,753	27,913	6.80%	333,308	23,199	6.96%
Home equity	60,586	3,054	5.04%	44,296	3,245	7.33%	30,934	3,001	9.70%
Consumer	6,420	670	10.44%	8,313	861	10.36%	9,135	934	10.22%
Total loans	882,175	56,789	6.44%	894,498	67,433	7.54%	755,451	61,290	8.11%
Total earning assets	1,388,813	77,237	5.56%	1,410,941	97,755	6.93%	1,217,855	93,969	7.72%
Non-earning assets	67,176			67,263			61,027		
Total assets	$1,455,989			$1,478,204			$1,278,882		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing deposits:									
NOW accounts	$ 156,075	727	0.47%	$ 139,485	745	0.53%	$ 124,663	928	0.74%
Regular savings	83,045	930	1.12%	67,947	932	1.37%	66,057	1,339	2.03%
Money Market accounts	289,682	5,002	1.73%	252,384	7,143	2.83%	236,920	9,048	3.82%
Certificates of deposit of $100,000 or more	41,642	1,266	3.04%	86,255	4,708	5.46%	76,672	5,682	7.41%
Other time deposits	133,821	4,470	3.34%	183,887	10,024	5.45%	168,318	9,127	5.42%
Total interest-bearing deposits	704,265	12,395	1.76%	729,958	23,552	3.23%	672,630	26,124	3.88%
Borrowings:									
Federal Home Loan Bank	367,588	16,120	4.39%	394,827	20,090	5.09%	293,950	18,098	6.16%
Other short-term borrowings	29,905	318	1.06%	28,758	765	2.66%	25,579	1,402	5.48%
Subordinated debt	5,000	285	5.70%	2,096	148	7.06%	-	-	-
Total borrowings	402,493	16,723	4.15%	425,681	21,003	4.93%	319,529	19,500	6.10%
Total interest-bearing liabilities	1,106,758	29,118	2.63%	1,155,639	44,555	3.86%	992,159	45,624	4.60%
Demand deposits	222,183			208,071			190,947		
Non-interest-bearing liabilities	9,101			8,878			6,614		
Stockholders' equity	117,947			105,616			89,162		
Total liabilities and equity	$1,455,989			$1,478,204			$1,278,882		
Net interest income/spread		$ 48,119	2.93%		$ 53,200	3.07%		$ 48,345	3.12%
Net interest margin (NII/Avg. Earning Assets)			3.46%			3.77%			3.97%

CHANGES IN NET INTEREST INCOME DUE TO CHANGES IN VOLUME AND RATE

The effect on net interest income from changes in interest rates and in the amounts of interest-earning assets and interest-bearing liabilities is summarized in the following table. These amounts were calculated directly from the amounts included in the preceding table. The amount allocated to change in volume was calculated by multiplying the change in volume by the average of the interest rates earned or paid in the two periods. The amount allocated to change in rate was calculated by multiplying the change in rate by the average volume over the two periods. In 2002, the negative effect of changes in rate more than offset the positive contribution from changes in volume. Rates on earning assets decreased at a faster pace than the Company's ability to lower rates on interest-bearing liabilities. The improvement from changes in volume in 2002 was a result of the level of average interest-bearing liabilities decreased at a more rapid rate than the decrease in average earning assets. In 2001, declining rates had a negative impact on net interest income. However, the growth in earning assets exceeded the growth in interest bearing liabilities resulting in an increase in net interest income when compared to 2000.

	2002 Compared to 2001 Change Due to Increase (Decrease)			2001 Compared to 2000 Change Due to Increase (Decrease)		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
EARNING ASSETS						
Securities:						
Mortgage-backed securities	$ (1,100)	$ (151)	$ (1,251)	$ 128	$ (433)	$ (305)
CMOs	(712)	(4,122)	(4,834)	1,022	(2,263)	(1,241)
U.S. Government agencies	747	(505)	242	(561)	(345)	(906)
State and municipal obligations	(193)	(165)	(358)	193	(166)	27
Other securities	502	(4,175)	(3,673)	2,729	(2,661)	68
Total securities	(756)	(9,118)	(9,874)	3,511	(5,868)	(2,357)
Loans:						
Commercial	110	(1,987)	(1,877)	586	(1,423)	(837)
Commercial construction	525	(1,126)	(601)	1,467	(837)	630
Commercial mortgages	1,895	(3,126)	(1,231)	2,642	(876)	1,766
Industrial revenue bonds	(17)	(14)	(31)	(5)	(18)	(23)
Residential mortgages	(3,513)	(2,459)	(5,972)	5,328	(614)	4,714
Home equity	1,008	(1,199)	(191)	1,138	(894)	244
Consumer	(197)	6	(191)	(85)	12	(73)
Total loans	(189)	(9,905)	(10,094)	11,071	(4,650)	6,421
Total earning assets	(945)	(19,023)	(19,968)	14,582	(10,518)	4,064
INTEREST-BEARING LIABILITIES						
Interest-bearing deposits:						
NOW accounts	83	(101)	(18)	94	(277)	(183)
Regular savings	188	(190)	(2)	32	(439)	(407)
Money Market accounts	850	(2,991)	(2,141)	514	(2,419)	(1,905)
Certificates of deposit of $100,000 or more	(1,896)	(1,546)	(3,442)	617	(1,591)	(974)
Other time deposits	(2,200)	(3,354)	(5,554)	846	51	897
Total interest-bearing deposits	(2,975)	(8,182)	(11,157)	2,103	(4,675)	(2,572)
Borrowings:						
Federal Home Loan Bank	(1,291)	(2,679)	(3,970)	5,644	(3,652)	1,992
Other short-term borrowings	21	(468)	(447)	129	(766)	(637)
Subordinated debt	185	(48)	137	74	74	148
Total borrowings	(1,085)	(3,195)	(4,280)	5,847	(4,344)	1,503
Total interest-bearing liabilities	(4,060)	(11,377)	(15,437)	7,950	(9,019)	(1,069)
Net changes due to volume/rate	$ 3,115	$ (7,646)	$ (4,531)	$ 6,632	$ (1,499)	$ 5,133

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of loss from adverse changes in market prices. In particular, the market prices of interest-earning assets may be affected by changes in interest rates. Since net interest income (the difference or spread between the interest earned on loans and investments and the interest paid on deposits and borrowings) is the Company's primary source of revenue, interest rate risk is the most significant non-credit related market risk to which the Company is exposed. Net interest income is affected by changes in interest rates as well as fluctuations in the level and duration of the Company's assets and liabilities.

Interest rate risk is the exposure of net interest income to adverse movements in interest rates. In addition to directly impacting net interest income, changes in interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and refinancings, the carrying value of investment securities classified as available for sale and the flow and mix of deposits.

The Company's Asset/Liability Management Committee, comprised of several Directors with senior management, is responsible for managing interest rate risk in accordance with policies approved by the Board of Directors regarding acceptable levels of interest rate risk, liquidity and capital. The Committee meets monthly and sets the rates paid on deposits, approves loan pricing and reviews investment transactions.

The Company's investment portfolio mix consists primarily of collateralized mortgage obligations, including certain interest-only securities, and other debt securities, asset backed securities, collateralized with pools of loans and obligations issued by others. The Company's investment policy provides for purchases to be of investment quality and short duration. The Company's loan portfolio is concentrated in residential and commercial real estate loans from southeastern Massachusetts. Both the investment and loan portfolio have performed well during the recent reporting period. However, the probability exists for losses from both investments and loans during periods of significant interest rate and economic volatility.

The Company is subject to interest rate risk in the event that rates either increase or decrease. In the event that interest rates increase, the value of net assets (the liquidation value of stockholders' equity) would decline. At December 31, 2002, it is estimated that an increase in interest rates of 100 basis points (for example, an increase in the prime rate from 4.5% to 5.5%) would reduce the value of net assets by $5,429,000. On the other hand, if interest rates were to decrease, the value of net assets would increase.

Although the value of net assets is subject to risk if interest rates rise (but not if rates fall) the opposite is generally true of the Company's earnings. If interest rates were to increase, net interest income would increase because the Company has more interest-earning assets than it has interest-bearing liabilities and because much of this excess amount reprices within a short period of time. As a result, net interest income is instead generally subject to the risk of a decline in rates. Not only are there fewer interest-bearing liabilities to reprice, but many of these liabilities could not reprice much lower because the rates paid on them are already low. During 2003, the Company increased its proportion of short-term fixed rate investments to total investments to protect yields. Accordingly, if interest rates were to decrease by 100 basis points (for example, a decrease in the prime rate from 4.5% to 3.5%) it is estimated that net interest income would decrease by $1,733,000. On the other hand, if interest rates were to increase, net interest income would increase.

At December 31, 2001, it was estimated that the value of the net assets of the Company would decline by $19,420,000 if interest rates were to increase by 200 basis points and that the Company's net interest income would decline by $6,014,000 if interest rates were to decline by 200 basis points. The year-to-year change in these estimates is a result of a lengthening of the duration of the net assets of the Company.

Item 8. Financial Statements and Supplementary Data.

FINANCIAL STATEMENTS INDEX

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
CCBT Financial Companies, Inc.

We have audited the accompanying consolidated balance sheets of CCBT Financial Companies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows, comprehensive income and changes in stockholders' equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCBT Financial Companies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
January 30, 2003, except for Note 11 as to which
the date is March 5, 2003

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CCBT Financial Companies, Inc.

We have audited the accompanying consolidated statements of income, cash flows, comprehensive income and changes in stockholders' equity of CCBT Financial Companies, Inc. for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of CCBT Financial Companies, Inc. for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP

Boston, Massachusetts
February 9, 2001

CCBT FINANCIAL COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Cash and due from banks	$ 60,057	$ 51,205
Short term interest-bearing deposits	741	10,857
Securities available for sale, at fair value	510,837	438,350
Federal Home Loan Bank stock, at cost	23,503	23,503
Federal Reserve Bank stock, at cost	1,235	1,235
Loans held for sale	37,332	8,349
Total loans	801,402	884,291
Less: Allowance for loan losses	(12,384)	(12,252)
Net loans	789,018	872,039
Premises and equipment	20,602	18,496
Deferred tax asset, net	5,572	2,620
Accrued interest receivable on securities and loans	5,982	6,368
Intangible assets	6,314	7,690
Foreclosed real estate	1,500	1,500
Other assets	19,190	12,455
Total assets	$ 1,481,883	$ 1,454,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 942,220	$ 903,391
Federal Home Loan Bank borrowings - short-term	205,700	200,000
Other short-term borrowings	21,391	30,735
Federal Home Loan Bank borrowings - long-term	165,750	184,314
Subordinated debt	5,000	5,000
Accrued interest payable on deposits and borrowings	1,501	2,410
Post retirement benefits payable	3,710	3,293
Employee profit sharing retirement and bonuses payable	3,017	4,214
Due to broker for securities settlement	11,627	-
Other liabilities	3,286	5,990
Total liabilities	1,363,202	1,339,347
Minority interest	234	4
Commitments and contingencies (Notes 5 and 12)		
Stockholders' equity:		
Common stock, $1.00 par value; 12,000,000 shares authorized; 9,061,064 shares issued	9,061	9,061
Surplus	27,484	27,473
Undivided profits	91,042	83,157
Treasury stock, at cost (470,266 shares - 2002; 440,641 shares - 2001)	(8,122)	(7,197)
Accumulated other comprehensive income (loss)	(1,018)	2,822
Total stockholders' equity	118,447	115,316
Total liabilities and stockholders' equity	$ 1,481,883	$ 1,454,667

The accompanying notes are an integral part of these financial statements.

CCBT FINANCIAL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
INTEREST AND DIVIDEND INCOME			
Interest and fees on loans	$ 56,789	$ 67,433	$ 61,289
Interest on short term interest-bearing deposits	302	514	1,043
Taxable interest income on securities	18,613	27,489	28,996
Tax-exempt interest income on securities	590	934	910
Dividends on securities	943	1,385	1,731
Total interest and dividend income	77,237	97,755	93,969
INTEREST EXPENSE			
Interest on deposits	12,395	23,552	26,123
Interest on Federal Home Loan Bank borrowings	16,120	20,090	18,098
Interest on other short-term borrowings	318	765	1,403
Interest on subordinated debt	285	148	-
Total interest expense	29,118	44,555	45,624
Net interest income	48,119	53,200	48,345
Provision for loan losses	-	-	-
Net interest income, after provision for loan losses	48,119	53,200	48,345
NON-INTEREST INCOME			
Financial advisor fees	6,807	6,909	6,433
Deposit account service charges	2,210	2,130	1,968
Branch banking fees	3,086	3,110	3,074
Electronic banking fees	2,496	1,998	2,001
Loan servicing and other loan fees	(98)	59	233
Brokerage fees and commissions	1,494	1,311	1,033
Net gain on securities	2,074	2,187	85
Net gain on sales of loans	1,941	2,956	88
Insurance commissions	2,562	1,573	810
Other income	377	688	486
Total non-interest income	22,949	22,921	16,211
NON-INTEREST EXPENSE			
Salaries	18,659	17,653	14,400
Employee benefits	8,415	8,164	6,227
Building and equipment	6,289	5,434	4,889
Data processing	2,567	2,600	2,321
Accounting and legal fees	1,130	955	771
Other outside services	2,301	2,277	2,218
Amortization of intangibles	1,225	1,583	851
Delivery and communications	2,296	1,898	1,564
Marketing and advertising	1,875	1,774	1,253
All other expenses	4,103	3,720	3,786
Total non-interest expense	48,860	46,058	38,280
Minority interest	85	(23)	(54)
Income before income taxes	22,123	30,086	26,330
Provision for income taxes	7,683	10,622	9,101
Net income	$ 14,440	$ 19,464	$ 17,229
Basic earnings per share	$ 1.68	$ 2.26	$ 2.00
Diluted earnings per share	$ 1.67	$ 2.25	$ 2.00
Average shares outstanding - basic	8,613	8,613	8,608
Average shares outstanding - diluted	8,649	8,647	8,614
Cash dividends declared per share	$ 0.76	$ 0.72	$ 0.64

The accompanying notes are an integral part of these financial statements.

3/6/2003

CCBT FINANCIAL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 14,440	$ 19,464	$ 17,229
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of fixed and intangible assets	4,308	4,284	3,226
Net amortization (accretion) of securities	1,335	(5,610)	4,892
Amortization of net deferred loan costs	414	1,309	744
Net gain on securities	(2,074)	(2,187)	(85)
Deferred income tax benefit	(169)	(370)	(622)
Net gain on sale of loans	(1,941)	(2,956)	(88)
Net change in:			
Loans held for sale, net	4,141	(5,709)	(661)
Accrued interest receivable	386	(1,317)	(1,620)
Accrued expenses and other liabilities	(4,393)	154	3,008
Other, net	(6,115)	(1,538)	(101)
Net cash provided by operating activities	10,332	5,524	25,922
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease (increase) in loans	51,424	(86,431)	(176,952)
Proceeds from sale of portfolio loans	-	52,841	12,188
Maturities of available-for-sale securities	713,688	514,544	248,980
Purchases of available-for-sale securities	(873,168)	(656,605)	(312,852)
Sales of available-for-sale securities	92,736	143,661	97,908
Purchases of premises and equipment	(5,428)	(4,563)	(4,150)
Purchase of Federal Home Loan Bank and Federal Reserve Bank stock	-	(1,431)	(84)
Acquisition of branch offices	-	-	35,874
Acquisition of 51% of insurance subsidiary	-	-	(1,199)
Net cash used by investing activities	(20,748)	(37,984)	(100,287)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	38,829	(69,912)	151,972
Federal Home Loan Bank borrowings	1,858,250	1,855,224	2,001,324
Repayments of Federal Home Loan Bank borrowings	(1,871,114)	(1,762,197)	(2,058,000)
Net increase in other short-term borrowings	(9,344)	6,215	5,174
Proceeds from issuance of subordinated debt	-	5,000	-
Purchase of treasury stock	(1,217)	-	-
Issuance of common stock under stock option plan	303	181	-
Cash dividends paid on common stock	(6,555)	(6,204)	(5,513)
Net cash provided by financing activities	9,152	28,307	94,957
Net increase (decrease) in cash and cash equivalents	(1,264)	(4,153)	20,592
Cash and cash equivalents at beginning of year	62,062	66,215	45,623
Cash and cash equivalents at end of year	$ 60,798	$ 62,062	$ 66,215
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for:			
Interest	$ 30,022	$ 46,404	$ 44,479
Income taxes	10,974	11,050	8,968
Non-cash transactions:			
Net change in due to/from broker for securities settlement	11,627	(757)	556
Transfer from loans to loan held for sale	31,183	-	-

The accompanying notes are an integral part of these financial statements.

CCBT FINANCIAL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Net income	$ 14,440	$ 19,464	$ 17,229
Unrealized holding (losses) gains on securities available for sale	(4,549)	7,596	2,458
Reclassification of gains on securities realized in income	(2,074)	(2,187)	(85)
Net unrealized (losses) gains	(6,623)	5,409	2,373
Related tax effect	2,783	(2,263)	(1,010)
Net other comprehensive income (loss)	(3,840)	3,146	1,363
Comprehensive income	$ 10,600	$ 22,610	$ 18,592

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
COMMON STOCK			
Balance, beginning and end of year	$ 9,061	$ 9,061	$ 9,061
SURPLUS			
Balance, beginning of year	27,473	27,495	27,495
Issuance of common stock under stock option plan	11	(22)	-
Balance, end of year	27,484	27,473	27,495
UNDIVIDED PROFITS			
Balance, beginning of year	83,157	69,897	58,181
Net income	14,440	19,464	17,229
Cash dividends declared and paid	(6,555)	(6,204)	(5,513)
Balance, end of year	91,042	83,157	69,897
TREASURY STOCK			
Balance, beginning of year	(7,197)	(7,400)	(7,400)
Purchase of treasury stock (47,500 shares)	(1,217)	-	-
Issuance of common stock under stock option plan (17,875 and 12,375 shares, respectively)	292	203	-
Balance, end of year	(8,122)	(7,197)	(7,400)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance, beginning of year	2,822	(324)	(1,687)
Net other comprehensive income (loss)	(3,840)	3,146	1,363
Balance, end of year	(1,018)	2,822	(324)
TOTAL STOCKHOLDERS' EQUITY, END OF YEAR	$118,447	$115,316	$ 98,729

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business — The activities of CCBT Financial Companies, Inc. (the "Company") are conducted primarily through its subsidiary, Cape Cod Bank and Trust Company (the "Bank"). The Bank provides loans, deposits, trust and investment services, and insurance products to businesses and consumers primarily located in southeastern Massachusetts.

Principles of consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and CCBT Statutory Trust I (See Note 7). All inter-company accounts have been eliminated upon consolidation in the presentation of the consolidated financial statements. Certain amounts have been reclassified in the 2001 and 2000 financial statements to conform to the 2002 presentation.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, other-than-temporary impairment of securities, the valuation of foreclosed real estate and the valuation of mortgage servicing rights.

Cash and cash equivalents — Cash and cash equivalents include amounts due from banks, short term interest-bearing deposits and federal funds sold, all of which mature within 90 days.

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2002, these reserve balances amounted to $10,599,000.

Securities — Securities held for investment that the Company has the positive intent and ability to hold to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities available for sale are securities that might be sold prior to maturity to meet needs for liquidity or for the purchase of alternative investments. These securities are stated at fair value. Unrealized gains and losses on such securities, if any, are credited or charged to other comprehensive income net of any related tax effect. Trading securities are securities which are bought and held principally for the purpose of selling them in the near term. At December 31, 2002 and 2001, the Company did not own any held-to-maturity or trading securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations and the financial condition of the issuer. For asset-backed securities, management also considers data related to delinquency and loss trends, as well as collateral support levels available. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Purchase premiums and discounts are generally recognized in interest income using the interest method over the terms of the securities. For interest only securities, the interest method is based on the outstanding principal balances of the underlying assets.

Loans — Loans are reported at their principal balance outstanding, adjusted for deferred fees and costs and charge-offs. Loan fees, net of the direct cost of origination, are deferred and taken into income over the life of the loan using the interest method.

Interest income on loans is recognized when accrued. Accrual of interest income on loans is discontinued when it is doubtful whether the borrower will be able to pay principal and interest in full and/or when loan payments are 60 days past due unless the loan is fully secured by real estate or other collateral. Past due status is based on contractual terms of the loan. Interest previously accrued but not collected is reversed and charged against interest income at the time the related loan is placed on nonaccrual status. Interest collected on nonaccrual loans is credited to interest income when received. When doubt exists as to the ultimate collection of principal on a loan, the estimated loss is included in the provision for loan losses.

Loans held for sale — Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Impaired loans — A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Loans that have been determined to be impaired are also classified as nonaccrual.

Mortgage servicing rights — The fair value of the right to service loans is capitalized when loans are sold to other investors and is amortized against servicing income over the estimated life of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as loan types and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Allowance for loan losses — The allowance for loan losses is an estimate of the amount necessary to provide an adequate allowance to absorb probable losses in the current loan portfolio. This amount is determined by management based on a regular evaluation of the loan portfolio and considers such factors as loan loss experience, nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in earnings of the periods in which they become known.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Foreclosed real estate — Foreclosed real estate is carried at the lower of the amount of the related loan or the estimated market value of the assets received, less estimated selling costs. Foreclosed real estate includes properties where the Company has actually received title or taken possession. Provisions or losses subsequent to acquisition, operating income and expenses, and gains or losses from the sale of properties are credited or charged to income, while costs relating to improving real estate are capitalized.

Premises and equipment — Premises and equipment are reported at cost less accumulated depreciation. Depreciation is computed on a straight-line basis by charges to income in amounts estimated to recover the cost of premises and equipment over their estimated useful lives, which range between 3 and 8 years for furniture and fixtures and up to 40 years for Bank premises and leasehold improvements.

Intangibles — The core deposit intangible arising from the acquisition of two branch banking offices during 2000 is being amortized on a straight-line basis over 7 years. Prior to January 1, 2002, goodwill, arising from the acquisition of Murray & MacDonald Insurance Services, Inc., was being amortized on a straight-line basis over 5 years. Effective January 1, 2002, goodwill is no longer amortized, but is evaluated for impairment (See "Accounting changes").

Marketing expense — The Company charges to marketing expense any advertising related expenses at the time they are incurred.

Stock compensation plans — At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 6. The Company accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share for the years ending December 31, if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to the stock option plans.

	2002	2001	2000
	(In thousands, except per share amounts)		
Net income as reported	$14,440	$19,464	$17,229
Additional expense had the Company adopted SFAS No. 123	(403)	(182)	(107)
Related tax benefit	168	76	45
Pro-forma net income	$14,205	$19,358	$17,167
Basic earnings per share, as reported	$ 1.68	$ 2.26	$ 2.00
Pro-forma basic earnings per share	$ 1.65	$ 2.25	$ 1.99
Diluted earnings per share, as reported	$ 1.67	$ 2.25	$ 2.00
Pro-forma diluted earnings per share	$ 1.64	$ 2.24	$ 1.99

Provision for income taxes — The provision for income taxes includes deferred income taxes arising as a result of reporting certain items of revenue and expense in different periods for tax and financial reporting purposes. Resultant deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which they are expected to be settled.

Earnings per share — Basic earnings per share is computed by dividing net income by the weighted average shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to purchase common stock were exercised, resulting in the issuance of common stock that then shared in the earnings of the Company.

Segments — Statement of Financial Accounting Standards ("SFAS") No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The Statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Statement also requires that public enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether that information is used in making operating decisions.

The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. The Company's brokerage and insurance activities are not material to the Company's consolidated financial statements. Net income for the year ended December 31, 2002 for such activities amounted to $163,000 and $174,000, respectively. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

Accounting changes — The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS No. 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful life. Branch acquisition transactions were outside the scope of SFAS No. 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS No. 142. On October 31, 2002, the Company adopted SFAS No. 147, "Acquisitions of Certain Financial Institutions." This Statement amends (except for transactions between two or more mutual enterprises) previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of SFAS No. 141, "Business Combinations" and SFAS No. 142 to branch acquisitions if such transactions meet the definition of a business combination. This Statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions that are required for other long-lived assets that are held and used. As a result, effective January 1, 2002, the Company's goodwill, which amounted to $803,000 at December 31, 2002, is no longer amortized but is evaluated for impairment and the Company's core deposit intangibles continue to be amortized over their estimated useful lives. The adoption of SFAS Nos. 141, 142 and 147 did not have a material impact on the Company's consolidated financial statements.

In December, 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others", to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on the Company's consolidated financial statements.

Subsequent accounting change — In June, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires recognition of a liability, when incurred, for a cost associated with an exit or disposal activity. The liability shall be recognized at fair value. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of this Statement will have a material impact on the consolidated financial statements.

(2) SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair values of securities available for sale, with gross unrealized gains and losses, follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government agency CMOs	$ 63,131	$ 685	$ 22	$ 63,794
Other U.S. Government agency obligations	24,635	51	41	24,645
Other collateralized mortgage obligations	105,136	238	258	105,116
Interest only securities	14,444	1,359	2,206	13,597
State and municipal obligations	19,798	-	-	19,798
Other debt securities	285,470	2,472	4,055	283,887
Totals	$ 512,614	$ 4,805	$ 6,582	$ 510,837

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government agency CMOs	$ 105,836	$ 830	$ 290	$ 106,376
Other U.S. Government agency obligations	14,254	158	48	14,364
Other collateralized mortgage obligations	60,460	341	63	60,738
Interest only securities	17,009	2,911	857	19,063
State and municipal obligations	24,114	-	-	24,114
Other debt securities	211,831	2,672	808	213,695
Totals	$ 433,504	$ 6,912	$ 2,066	$ 438,350

The net unrealized gain or loss on securities available for sale is included net of tax in accumulated other comprehensive income.

Gross proceeds from the sale of available for sale securities were $92,736,000 in 2002. Gross gains of $3,229,000 and gross losses of $155,000 were realized on those sales. In addition, the Company recognized a loss of $1,000,000, which resulted from the write-down of a debt security available for sale which experienced a decline in value that was deemed to be other-than-temporary.

Gross proceeds from the sale of available for sale securities were $143,661,000 in 2001. Gross gains of $2,464,000 and gross losses of $277,000 were realized on those sales.

Gross proceeds from the sale of available for sale securities were $97,908,000 in 2000. Gross gains of $410,000 and gross losses of $325,000 were realized on those sales.

The amount of income tax expense attributable to net gains in 2002, 2001 and 2000 was $868,000, $915,000 and $35,000, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year on less	$ 27,761	$ 27,796
Due after one year through five years	49,053	49,077
Due after five years through ten years	46,613	45,627
Due after ten years	389,187	388,337
	$ 512,614	$ 510,837

At December 31, 2002, securities with an estimated fair value of $21,391,000 were pledged to secure borrowings from the U.S. Treasury and securities sold subject to agreements to repurchase.

(3) LOANS, NET

The following is a summary of loans outstanding as of the dates indicated:

	December 31, 2002	December 31, 2001
	(In thousands)	
Mortgage loans on real estate:		
Residential	$ 262,095	$ 376,504
Commercial	283,458	264,934
Construction	99,544	95,186
Equity lines of credit	65,794	53,336
Other loans:		
Commercial	83,953	84,947
Consumer	5,629	8,221
Industrial revenue bonds	929	1,163
Total loans	801,402	884,291
Less: Allowance for loan losses	(12,384)	(12,252)
Total loans, net	$ 789,018	$ 872,039

The Company enters into banking transactions in the ordinary course of its business with related parties such as directors, officers, principal stockholders and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. The total amount of loans outstanding to related parties at December 31, 2002 and 2001 was $10,037,000 and $4,895,000, respectively. During 2002, new loans to related parties amounted to $20,355,000 and repayments amounted to $15,213,000. The total amount of deposits from related parties at December 31, 2002 and 2001 was $19,365,000 and $3,257,000, respectively.

Nonaccrual loans at December 31, 2002 and 2001 amounted to $1,348,000 and $1,802,000, respectively. Interest income, which would have been accrued on nonaccrual loans, had they performed in accordance with the terms of their contracts, for the year ended December 31, 2002 was $77,000. Interest income recognized on nonaccrual loans in 2002 amounted to $35,000.

The Company's business is primarily in southeastern Massachusetts, and many of the Company's loan customers are involved in real estate construction or the hotel and restaurant industry. This can cause a number of them to be similarly affected by economic conditions.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $322,085,000 and $197,553,000 at December 31, 2002 and 2001, respectively.

The following summarizes mortgage servicing rights capitalized and amortized for the years ended December 31:

	2002	2001	2000
		(In thousands)	
Mortgage servicing rights capitalized	$ 1,444	$ 585	$ 42
Mortgage servicing rights amortized	$ 707	$ 357	$ 147

Mortgage servicing rights included in Other Assets at December 31, 2002 and 2001 were $2,088,000 and $1,351,000, respectively. The estimated fair values of these rights were $2,279,000 and $1,433,000, respectively.

(4) ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses for the years ended December 31 were as follows:

	2002	2001	2000
		(In thousands)	
Balance, beginning of year	$ 12,252	$ 12,154	$ 11,158
Provision for loan losses	-	-	-
Charge-offs	(226)	(346)	(168)
Recoveries on loans previously charged-off	358	444	1,164
Balance, end of year	$ 12,384	$ 12,252	$ 12,154

The following is a summary of information pertaining to impaired loans:

	December 31,	
	2002	2001
	(In thousands)	
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance:		
Commercial loans	43	468
Commercial mortgage loans	121	148
Total impaired loans	$ 164	$ 616
Valuation allowance related to impaired loans	$ 35	$ 347

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Average investment in impaired loans	$ 346	$ 528	$ 1,052
Interest income recognized on impaired loans	$ 69	$ 112	$ 183
Interest income recognized on a cash basis on impaired loans	$ 69	$ 112	$ 183

(5) PREMISES AND EQUIPMENT

The cost and accumulated depreciation and amortization of premises and equipment are as follows:

	December 31,	
	2002	2001
	(In thousands)	
Premises:		
Land	$ 3,069	$ 2,769
Buildings	12,021	10,188
Leasehold improvements	5,079	4,513
Equipment	21,431	19,447
	41,600	36,917
Accumulated depreciation and amortization	(20,998)	(18,421)
	$ 20,602	$ 18,496

Depreciation and amortization expense for the years ended December 31, 2002, 2001 and 2000 amounted to $3,083,000, $2,700,000 and $2,375,000, respectively.

Certain banking premises are leased under non-capitalized operating leases expiring at various dates through 2012. Annual rental expenses under these leases were $1,268,000 in 2002, $1,003,000 in 2001 and $959,000 in 2000. The total rental commitments under non-cancelable leases for future years are $4,989,000, excluding amounts payable under Consumer Price Index escalator provisions in certain leases which become effective in 2003 and later years. Annual commitments are $1,290,0000 in 2003, $1,235,000 in 2004, $843,000 in 2005, $406,000 in 2006, $372,000 in 2007, and a total of $843,000 for the years 2008 through 2012. Certain of these leases also contain renewal options.

(6) EMPLOYEE BENEFITS

Retirement and Incentive Plans

The Company has a defined contribution Profit Sharing Retirement Plan covering substantially all employees following two years of service. Each year, the Company contributes amounts equal to 8% of each participant's compensation plus 4.3% of compensation over one-half the social security wage base. Profit sharing retirement expense was $1,708,000 in 2002, $1,352,000 in 2001 and $1,154,000 in 2000. Also in 2002, 2001 and 2000, bonuses were accrued under the provisions of the Company's Profit Incentive Plan totaling $1,205,000, $2,098,000 and $1,750,000, respectively, and paid in the year following.

Employee Stock Ownership Plan

At December 31, 2002 and 2001, the Company's Employee Stock Ownership Plan ("ESOP") held 34,773 shares and 36,691 shares, respectively, of the Company's common stock, all of which were allocated to employees. There were no contributions to the ESOP from the Company in 2002, 2001 or 2000.

Post-Retirement Benefit Plan

The Company has an unfunded plan for providing medical and life insurance coverage for retired employees who meet age and service requirements. For an employee retiring at age 65 with 30 or more years of service, the Company pays 100% of the cost of his or her medical insurance and 50% of the cost of the medical insurance of his or her dependents. The Company also pays for the cost of life insurance in an amount between $5,000 and $25,000 based on the earnings of the employee and the number of years since retirement. Lesser benefits are provided for employees who retire at a younger age or with fewer years of service. The Company's share of increases in the cost of providing post-retirement medical insurance is limited to 5% per year for employees who retire after 1993.

SFAS No. 106 requires that the expected expense be recognized over the period that employees render the service making them eligible for this benefit rather than when the premiums are actually paid following retirement. SFAS No. 106 will increase the amount of expense over the transitional period during which expense will be charged for both the expense of current premiums and to build up a reserve of approximately $4,400,000 for future premiums.

The following table sets forth the plan's funded status reconciled with the amount included in the Company's statement of condition:

	December 31,	
	2002	2001
	(In thousands)	
Accumulated post-retirement benefit obligation:		
Retirees	$ 1,142	$ 1,081
Fully eligible active plan participants	1,193	1,032
Other plan participants	2,164	1,539
	$ 4,499	$ 3,652

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Plan assets at fair value	$ -	$ -	$ -
Accumulated post-retirement benefit obligation at beginning of year	3,652	3,633	3,040
Service cost	209	222	172
Interest cost	250	268	234
Actuarial (gain) loss	525	(352)	292
Benefit payments	(137)	(119)	(105)
Accumulated post-retirement benefit obligation at end of year	4,499	3,652	3,633
Accumulated post-retirement benefit obligation in excess of plan assets	4,499	3,652	3,633
Unrecognized net gain from past experience different from that assumed and from changes in assumptions	305	860	516
Unrecognized net obligation at transition	(1,098)	(1,208)	(1,318)
Unfunded accrued post-retirement benefit expense	$ 3,706	$ 3,304	$ 2,831

Net periodic post-retirement benefit expense included the following components:

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Service cost - benefits attributed to service during the year	$ 209	$ 222	$ 172
Interest cost on accumulated post-retirement benefit obligation	250	268	234
Amortization of transition obligation over 20 years	110	110	110
Amortization of gain	(306)	(516)	(831)
Asset gain deferred	277	508	807
Net periodic post-retirement benefit cost	$ 540	$ 592	$ 492

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003; the rate was assumed to decrease to 8% by 2004 and decrease by .5% per year through 2010 to 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2002 by $68,000 and the aggregate service and interest cost components of net periodic post-retirement benefit cost for the year then ended by $5,000.

The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 6.5% at December 31, 2002 and 7.0% at December 31, 2001 and 2000.

Post-employment benefits are all types of benefits provided to former or inactive employees, their beneficiaries and covered dependents. Post-employment benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits (including workers' compensation), job training and counseling, and continuation of benefits such as health care benefits and life insurance coverage.

Stock Option Plans

In 1997, the Company adopted a Stock Option Plan for Employees and in 2001, the Company adopted a Stock Option Plan for Directors. Options for up to 620,000 shares may be granted under these plans. Options become exercisable over a period of four years at a rate of 25% per year and expire after ten years.

The table below shows the number of stock options that were outstanding at the beginning and end of each year, and how many were exercised, granted, forfeited or expired.

	Years Ended December 31,					
	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	300,625	$ 20.95	159,500	$ 17.22	104,000	$ 16.72
Granted	83,000	26.27	157,000	24.24	61,500	18.00
Exercised	(17,875)	16.93	(12,375)	14.60	-	-
Forfeited	(5,625)	19.16	(3,500)	20.94	(6,000)	16.60
Outstanding, end of year	360,125	$ 22.40	300,625	$ 20.95	159,500	$ 17.22
Exercisable, end of year	122,000	$ 19.65	69,625	$ 17.23	42,500	$ 16.47

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price	Number Outstanding	Remaining Years in Contractual Life	Number Exercisable
$13.38	10,000	4.35	10,000
$20.75	20,000	5.12	20,000
$19.25	3,750	5.87	3,750
$17.38	10,500	6.04	6,750
$16.38	7,000	6.84	4,875
$15.06	17,000	6.92	12,000
$18.00	56,875	7.93	27,375
$22.44	34,000	8.68	7,750
$24.80	118,000	8.93	29,500
$26.21	32,000	9.32	-
$26.30	51,000	9.95	-
	360,125		122,000

A value at the time of grant was calculated for each option using the Black-Scholes option pricing model with an estimated average option life of five years and using the five-year averages of price volatility of the Company's common stock, dividend yield, and a risk-free rate equal to the five-year Treasury rate. The table below shows these assumptions and the weighted-average fair value of the options which were granted.

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Weighted average volatility	28.80%	28.82%	27.03%
Weighted average dividend	3.08%	3.11%	3.16%
Weighted average risk-free rate	3.60%	4.48%	5.26%
Weighted average fair value per share of options granted during the year	$5.90	$ 5.77	$ 4.26

Stock Appreciation Rights

The Company has also entered into stock appreciation rights agreements with selected employees who are paid the amount by which a certain number of shares exceeds its value at the time the agreement was entered into. Stock appreciation rights mature ten years after their issuance and are not ordinarily exercisable prior to maturity. Compensation expense applicable to stock appreciation rights is not material. No stock appreciation rights were exercisable at December 31, 2002. The table below shows the amount of stock appreciation rights which were outstanding at the beginning and end of each year, and how many were exercised, granted, forfeited, or expired.

	Years Ended December 31,					
	2002		2001		2000	
	Shares	Weighted Average Price at Issuance	Shares	Weighted Average Price at Issuance	Shares	Weighted Average Price at Issuance
Outstanding, beginning of year	20,900	$20.03	14,700	$17.82	8,100	$17.62
Granted	-	-	6,900	24.52	7,100	18.00
Forfeited	(1,300)	$18.82	(700)	18.13	(500)	16.95
Outstanding, end of year	19,600	$20.11	20,900	$20.03	14,700	$17.82

The following table summarizes information about stock appreciation rights outstanding at December 31, 2002:

Price at Issuance	Number Outstanding	Remaining Years in Contractual Life
$19.25	3,000	5.86
$16.38	3,800	6.84
$18.00	6,100	7.93
$24.52	6,700	8.97
	19,600	

(7) DEPOSITS AND BORROWED FUNDS

The following summarizes deposits and borrowed funds outstanding:

	December 31,	
	2002	2001
	(In thousands)	
Deposits:		
Demand	$ 229,033	$ 209,551
NOW	171,084	149,109
Money market	294,295	267,732
Other savings	88,503	72,679
Certificates of deposit greater than $100,000	37,344	53,123
Certificates of deposit $100,000 or less	121,961	151,197
Total deposits	$ 942,220	$ 903,391

Maturities of time certificates of deposit as of December 31, 2002 are $115,745,000 in 2003, $10,718,000 in 2004, $8,801,000 in 2005, $4,995,000 in 2006, and $19,046,000 in 2007.

	December 31,	
	2002	2001
	(In thousands)	
Borrowed funds:		
Federal Home Loan Bank	$ 371,450	$ 384,314
Other short term borrowings	21,391	30,735
Subordinated debt	5,000	5,000
Total borrowed funds	$ 397,841	$ 420,049

The contractual maturities of borrowings from the Federal Home Loan Bank of Boston ("FHLBB") as of December 31, 2002, are $253,350,000 in 2003, $20,645,000 in 2004, $19,223,000 in 2005, $40,216,000 in 2006, $20,410,000 in 2007, and $17,606,000 in years thereafter. These borrowings bear interest rates between 1.30% and 7.35% with a weighted average interest rate of 3.15%. The Company also has an IDEAL Way Line of Credit with the FHLBB. The unused balance at December 31, 2002 and 2001 was $5,000,000. These borrowings are collateralized by the Company's residential mortgage loans and securities. At December 31, 2002 the Company's outstanding FHLBB borrowings exceeded the amount of qualified collateral, as defined by the FHLBB, by $42,806,000. The Company is working with the FHLBB to reduce borrowings and return to compliance with their agreement with the FHLBB. In addition, the Company established a line of credit in 2001 of $7,000,000 for the purchase of federal funds from SunTrust Bank. The Company may also borrow from the Federal Reserve Bank if necessary.

Other short-term borrowings at December 31, 2002 and 2001 consisted of a demand note payable to the U.S. Treasury of $3,652,000 and $4,708,000, respectively, and securities sold subject to agreements to repurchase of $17,739,000 and $26,027,000, respectively, which mature overnight. The weighted average interest rate on these borrowings was .62% and .87% as of December 31, 2002 and 2001, respectively. These borrowings are collateralized by the pledge of securities.

During the third quarter of 2001, CCBT Statutory Trust I was formed for the purpose of issuing trust preferred securities and investing the proceeds of the sale of these securities in subordinated debentures issued by the Company. A total of $5 million of floating rate Trust Preferred Securities were issued and are scheduled to mature in 2031, callable at the option of the Company after July 31, 2006. Distributions on these securities are payable quarterly in arrears on the last day of April, July, October and January. The Trust Preferred Securities are presented in the consolidated balance sheets of the Company as Subordinated Debt. The Company records distributions payable on the Trust Preferred Securities as interest on subordinated debt in its consolidated statements of income.

(8) STOCKHOLDERS' EQUITY

The Company (on a consolidated basis) and the Bank are required to meet certain regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. As of December 31, 2002 and 2001, management believes the Company and the Bank met all regulatory capital requirements and the Bank satisfied the requirements of the "well-capitalized" category under the Federal Deposit Insurance Corporation Improvement Act. Management believes that there have been no subsequent events or conditions that have affected the well-capitalized category of the Company or the Bank.

For risk-based capital requirement purposes, some loan commitments, lines of credit and financial guarantees are subject to capital requirements in addition to assets shown on the balance sheet. The risk-based capital regulations assign one of four weights to assets -- 0%, 20%, 50% or 100%. Full capital must be maintained to support assets with 100% risk weight, with proportionally lower capital required for assets assigned a lower weight. For the periods presented, most of the investment securities are assigned a 20% risk weight, and residential mortgages are assigned a 50% risk weight. Most other assets are assigned to the 100% risk category. At December 31, 2002 and 2001, the net risk-weighted assets of the Company were $997,685,000 and $1,044,191,000, while the net risk-weighted assets of the Bank were $997,348,000 and $1,043,796,000.

For purposes of total capital, stockholders' equity and all or a portion of the allowance for loan losses can be used to meet capital requirements. The allowance for loan losses used to meet risk-based capital requirements cannot be more than 1.25% of total risk-weighted assets. At December 31, 2002 and 2001, respectively, $12,384,000 and $12,252,000 of the allowance for loan losses could be used toward risk-based capital requirements.

The risk-based capital ratio focuses on broad categories of credit risk. However, the ratio does not take account of many other factors that can affect financial condition. These factors include overall interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, investment or loan portfolio concentrations, the quality of loans and investments, the effectiveness of loan and investment policies, and management's overall ability to monitor and control financial and operating risks. In addition to evaluating capital ratios, an overall assessment of capital adequacy must take into account each of these other factors, including, in particular, the level and severity of problem and adversely classified assets. In light of these other considerations, banks generally are expected to operate above the minimum risk-based capital ratio and additional requirements may be set by bank examiners.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

The Corporation's and the Bank's actual and required capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2002:						
Total capital to risk weighted assets:						
Consolidated	$ 130,205	13.1%	$ 79,815	8.0%	N/A	N/A
Bank	129,478	13.0	79,788	8.0	$ 99,735	10.0%
Tier 1 capital to risk weighted assets:						
Consolidated	117,821	11.8	39,907	4.0	N/A	N/A
Bank	117,094	11.7	39,894	4.0	59,841	6.0
Tier 1 capital to average assets:						
Consolidated	117,821	7.7	61,418	4.0	N/A	N/A
Bank	117,094	7.6	61,411	4.0	76,764	5.0
December 31, 2001:						
Total capital to risk weighted assets:						
Consolidated	$ 121,491	11.6%	$ 83,535	8.0%	N/A	N/A
Bank	119,445	11.4	83,504	8.0	$ 104,380	10.0%
Tier 1 capital to risk weighted assets:						
Consolidated	109,239	10.5	41,768	4.0	N/A	N/A
Bank	107,193	10.3	41,752	4.0	62,628	6.0
Tier 1 capital to average assets:						
Consolidated	109,239	7.3	60,111	4.0	N/A	N/A
Bank	107,193	7.1	60,044	4.0	75,055	5.0

During the quarter ended March 31, 2002, the Company's Board of Directors authorized the repurchase of up to 220,000 shares of the Company's stock in the open market. Consistent with that authorization, the Company repurchased 47,500 shares during 2002, at an average cost of $25.61 per share. The Board of Directors has also authorized the repurchase, from time to time based on market conditions, of an additional 200,000 shares of common stock at its meeting held on January 23, 2003. Coupled with the shares remaining from the aforementioned repurchase program, the Company will have the ability to repurchase a total of 372,500 shares, or approximately 4.3%, of the stock currently outstanding.

(9) ACQUISITION OF MURRAY & MACDONALD INSURANCE SERVICES, INC.

On May 2, 2000, the Company acquired 51% of the stock of Murray & MacDonald Insurance Services, Inc., for a purchase price of $1,199,000. Murray & MacDonald Insurance Services, Inc. is a full service insurance agency offering property, casualty, life, accident, and health insurance products. The Agency has been in business since 1972 and has license agreements with more than thirty insurance companies. The business combination was accounted for by the purchase method. Assets acquired were $292,000 while liabilities assumed were $525,000, resulting in net liabilities assumed of $233,000. Prior to January 1, 2002, goodwill of $1,432,000 was being amortized on a straight-line basis over five years (see Note 1 "Accounting Change"). The Company's consolidated statement of income includes the results of operations of Murray & MacDonald Insurance Services, Inc. since the date of acquisition.

(10) ACQUISITION OF BRANCHES AND CORE DEPOSIT INTANGIBLE

In June 2000, the Company completed its acquisition of two branch offices from Fleet Bank. The acquired branches are located in Falmouth and Wareham, Massachusetts. The acquisition was accounted for by the purchase method of accounting. The core deposit intangible is being amortized over 7 years on a straight-line basis. The Company's consolidated statement of income includes the results of operations relating to the acquired branches since the date of acquisition. The acquisition was allocated as follows (in thousands):

Cash	$ 35,874
Loans	8,490
Premises and equipment	2,330
Interest receivable on loans	59
Other assets	3
Tangible assets acquired	46,756
Deposits	55,267
Interest payable on deposits and borrowings	40
Other liabilities	23
Liabilities assumed	55,330
Excess of tangible assets acquired over liabilities assumed - core deposit intangible	$ 8,574

The accumulated amortization of the core deposit intangible is $3,062,000, $1,837,000 and $612,000 at December 31, 2002, 2001 and 2000, respectively. The related amortization expense amounted to $1,225,000, $1,225,000 and $612,000, respectively, for 2002, 2001 and 2000. Estimated amortization expense for years 2003 through 2006 is $1,225,000 per year and $612,000 for 2007. (See Note 1 "Accounting Change").

(11) INCOME TAXES

The provision for income taxes consisted of the following:

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Current federal provision	$ 7,713	$ 10,351	$ 9,339
Current state provision	139	641	384
Total current	7,852	10,992	9,723
Deferred federal benefit	(127)	(294)	(466)
Deferred state benefit	(42)	(76)	(156)
Total deferred	(169)	(370)	(622)
Total provision	$ 7,683	$ 10,622	$ 9,101

Deferred income tax provision (benefit) results from the recognition of income or expense items in different periods for income tax purposes than when they are provided for, such as interest earned on nonaccrual loans and the provision for loan losses.

The following reconciles the provision for income taxes with the statutory federal income tax amounts at a rate of 35%:

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Tax at statutory rate	$ 7,743	$ 10,530	$ 9,216
Reduction due to tax-exempt income	(165)	(315)	(315)
State taxes, net of federal tax benefit	63	367	148
Other, net	42	40	52
Total provision	$ 7,683	$ 10,622	$ 9,101

The net deferred tax asset consisted of the following:

	December 31,	
	2002	2001
	(In thousands)	
Future bad debt deductions	$ 5,180	$ 5,124
Unfunded accrued benefits	1,761	1,565
Write-down of securities	418	-
Unrealized loss on securities available for sale	759	-
Other	120	440
Gross deferred tax assets	8,238	7,129
Unrealized gain on securities available for sale	-	2,024
Gain on sale of credit card merchant portfolio	703	901
Mortgage servicing rights	873	565
Other	1,090	1,019
Gross deferred tax liabilities	2,666	4,509
Net deferred tax asset	$ 5,572	$ 2,620

Subsequent event— In June 2002, the Bank received a "Notice of Intent to Assess" from the Commonwealth of Massachusetts Department of Revenue ("DOR") and, subsequently, in August and November 2002, received "Notices of Assessment." The notices indicate that the Bank owes approximately $5,238,000 in additional state taxes, plus interest, for the tax years ended December 31, 1999, 2000 and 2001, related to the denial by the DOR of the Bank's claim of a dividends received deduction for dividends received from the Bank's real estate investment trust ("REIT") subsidiary. The possible assessment relating to the December 31, 2002 return is estimated to be $1,900,000, plus interest. Any state tax assessments, if ultimately accrued or paid, would be deductible expenses for federal income tax purposes.

The DOR contends that dividend distributions by the Bank's subsidiary, CCBT Preferred Corp. (the "Subsidiary") to the Bank are fully taxable in Massachusetts. The Bank believes that the Massachusetts statute that provides for a dividends received deduction equal to 95% of certain dividend distributions applies to the distributions made by Subsidiary to the Bank. Accordingly, no provision has been made in the Bank's consolidated financial statements through December 31, 2002 for the amounts assessed or additional amounts that might be assessed in the future. The Bank has appealed the assessment and will pursue all available means to defend its position.

In January 2003, legislation was proposed in Massachusetts which retroactively prohibits use of the 95% dividends received deduction when the dividends are received from a REIT, effective for tax years beginning in 1999. On March 5, 2003, the Governor of Massachusetts signed the legislation and, as a result, the Bank has ceased recording tax benefits associated with the dividends received deduction effective for the 2003 tax year and accrued the liabilities described above aggregating approximately $5.1 million, after federal tax benefits. The Bank will vigorously appeal the retroactive nature of the provision.

(12) OTHER COMMITMENTS AND CONTINGENCIES

Loan commitments — In the normal course of business, various commitments are entered into by the Company, such as standby letters of credit and commitments to extend credit, which are not reflected in the consolidated financial statements. Management does not anticipate any material losses as a result of these transactions. The Company had the following commitments outstanding:

	December 31,	
	2002	2001
	(In thousands)	
Standby letters of credit	$ 1,250	$ 943
Commitments to extend credit at fixed rates	22,800	10,684
Other commitments to extend credit	214,250	190,803
Total commitments	$ 238,300	$ 202,430

In the event that interest rates increase during the period of the commitment, commitments to extend credit at a fixed rate of interest could result in the extension of credit at less than a prevailing rate of interest, with accompanying loss of value to the Company. Although the commitments shown above are not carried on the balance sheet as loans, their risk is comparable to that of loans which are carried on the balance sheet. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential property and income producing commercial properties. In the event that no collateral is required, or the collateral proved to be of no value to the Company, the Company would be exposed to possible credit loss up to the maximum amount of these contingent liabilities.

Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Executive termination agreements — The Bank has entered into special termination agreements with the President and certain senior executives. The agreements generally provide for certain monthly severance payments within a two-year period following a "change in control", as defined in the agreements.

(13) DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires the disclosure of the fair value of financial instruments for which it is practicable to estimate that value. The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 60,798	$ 60,798	$ 62,062	$ 62,062
Securities	535,575	535,575	463,088	463,088
Net loans and loans held for sale	826,350	842,125	880,388	904,873
Accrued interest receivable	5,982	5,982	6,368	6,368
Financial liabilities:				
Deposits	942,220	948,325	903,391	908,247
Federal Home Loan Bank borrowings	371,450	383,409	384,314	391,688
Other short-term borrowings	21,391	21,391	30,735	30,735
Subordinated debt	5,000	5,004	5,000	5,000
Accrued interest payable	1,501	1,501	2,410	2,410

The carrying value of cash and cash equivalents, short-term borrowings and accrued interest approximate fair value because of the short maturity of these financial instruments.

Fair values of commitments not reflected in the financial statements are not material because they are short term in nature and/or generally priced at variable interest rates.

Fair values of securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Because no market exists for a significant portion of the Company's loans, fair value estimates were based on judgments regarding estimated future cash flows, current economic conditions, expected loss experience, risk characteristics of various kinds of loans, and other such factors. Estimated cash flows are discounted using current rates for similar loans. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, unrealized gains or losses are not expected to be realized.

Fair values of deposits, Federal Home Loan Bank borrowings and subordinated debt have been determined by applying discounted cash flow techniques at replacement market rates.

As required by SFAS No. 107, the fair value of deposits does not include the value of the ongoing relationships with depositors, sometimes referred to as the "core deposit intangible," although it is likely that some amount would be received for this relationship on an actual sale of deposits. Similarly, the fair value of loans does not include any value assigned to customer relationships.

CCBT FINANCIAL COMPANIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(14) EARNINGS PER SHARE

The following reconciles the calculation of basic and diluted earnings per share:

	Net Income	Average Shares Outstanding	Per Share Amount
	(In thousands)		
Year Ended December 31, 2002:			
Basic earnings per share	$ 14,440	8,613	$ 1.68
Effect of dilutive stock options	-	36	(0.01)
Diluted earnings per share	$ 14,440	8,649	$ 1.67
Year Ended December 31, 2001:			
Basic earnings per share	$ 19,464	8,613	$ 2.26
Effect of dilutive stock options	-	34	(0.01)
Diluted earnings per share	$ 19,464	8,647	$ 2.25
Year Ended December 31, 2000:			
Basic earnings per share	$ 17,229	8,608	$ 2.00
Effect of dilutive stock options	-	6	-
Diluted earnings per share	$ 17,229	8,614	$ 2.00

For the year ended December 31, 2002, options applicable to 24,310 shares were anti-dilutive and excluded from the diluted earnings per share calculation.

(15) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The table below shows supplemental financial data for each quarter in the years ended December 31.

	Year Ended December 31, 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Interest income	$ 19,197	$ 19,717	$ 19,623	$ 18,700
Interest expense	7,186	6,629	6,884	8,419
Net interest income	12,011	13,088	12,739	10,281
Gains (losses) on securities, net	1,679	962	538	(1,104)
Other non-interest income	5,029	5,817	5,291	4,737
Non-interest expense	11,174	12,725	12,612	12,349
Minority interest	(4)	148	17	(76)
Income before income taxes	7,549	6,994	5,939	1,641
Provision for income taxes	2,502	2,459	2,034	688
Net income	$ 5,047	$ 4,535	$ 3,905	$ 953
Average shares outstanding - basic	8,622	8,630	8,611	8,590
Average shares outstanding - diluted	8,657	8,671	8,645	8,623
Net income per share - basic	$ 0.59	$ 0.52	$ 0.45	$ 0.11
Net income per share - diluted	$ 0.58	$ 0.52	$ 0.45	$ 0.11
Cash dividends declared per share	$ 0.19	$ 0.19	$ 0.19	$ 0.19

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Interest income	$ 26,069	$ 25,251	$ 23,194	$ 23,241
Interest expense	13,017	12,588	10,237	8,713
Net interest income	13,052	12,663	12,957	14,528
Gains on securities, net	460	392	292	1,042
Other non-interest income	4,456	4,954	6,102	5,223
Non-interest expense	10,642	11,433	11,582	12,401
Minority interest	12	(18)	8	(25)
Income before income taxes	7,314	6,594	7,761	8,417
Provision for income taxes	2,484	2,208	2,749	3,181
Net income	$ 4,830	$ 4,386	$ 5,012	$ 5,236
Average shares outstanding - basic	8,608	8,608	8,616	8,620
Average shares outstanding - diluted	8,640	8,648	8,659	8,650
Net income per share - basic	$ 0.56	$ 0.51	$ 0.58	$ 0.61
Net income per share - diluted	$ 0.56	$ 0.51	$ 0.58	$ 0.61
Cash dividends declared per share	$ 0.18	$ 0.18	$ 0.18	$ 0.18

Due to the seasonal nature of the economy in the Company's market area, demand deposits and business activity follow a somewhat seasonal cycle with their low point ordinarily being reached in February and their high point in September. As a result of this cycle, operating income has usually been at its high during the third quarter each year. In the 2002 fourth quarter, interest expense increased in a declining rate environment reflecting the Company's $1,900,000 prepayment penalty on Federal Home Loan Bank borrowings.

(16) PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for CCBT Financial Companies, Inc. is as follows:

BALANCE SHEET

	December 31,	
	2002	2001
	(In thousands)	
ASSETS		
Cash in subsidiary	$ 437	$ 28
Short term interest-bearing deposits	-	1,900
Securities	25	15
Investment in subsidiaries	122,732	118,275
Other assets	455	305
Total assets	$ 123,649	$ 120,523
LIABILITIES AND STOCKHOLDERS' EQUITY		
Subordinated debt	$ 5,155	$ 5,155
Other liabilities	47	52
Total liabilities	5,202	5,207
Stockholders' equity	118,447	115,316
Total liabilities and stockholders' equity	$ 123,649	$ 120,523

STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Interest income	$ 3	$ 83	$ 182
Interest expense	285	148	-
Net interest income (expense)	(282)	(65)	182
Gain on sale of securities	-	298	-
Non-interest expense	(132)	(196)	(293)
Income (loss) before taxes, dividends and undistributed income from subsidiaries	(414)	37	(111)
Provision (benefit) for income taxes	(141)	13	(26)
Dividends from subsidiaries	6,416	2,100	5,700
Undistributed income from subsidiaries	8,297	17,340	11,614
Net income	$ 14,440	$ 19,464	$ 17,229

CCBT FINANCIAL COMPANIES, INC.

NOTES TO FINANCIAL STATEMENTS (Concluded)

STATEMENTS OF CASH FLOW

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 14,440	$ 19,464	$ 17,229
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of securities	-	(298)	-
Undistributed income from subsidiaries	(8,297)	(17,340)	(11,614)
Other, net	(165)	(82)	84
Net cash provided by operating activities	5,978	1,744	5,699
Cash flows from investing activities:			
Purchase of securities	-	(15)	(1,623)
Sales, maturities and repayments of securities	-	2,765	4,463
Investment in subsidiaries	-	(1,966)	(2,800)
Net cash provided by investing activities	-	784	40
Cash flows from financing activities:			
Proceeds from issuance of long term debt	-	5,155	-
Proceeds from issuance of common stock	303	181	-
Purchase of treasury stock	(1,217)	-	-
Cash dividends paid on common stock	(6,555)	(6,204)	(5,513)
Net cash used by financing activities	(7,469)	(868)	(5,513)
Net change in cash and cash equivalents	(1,491)	1,660	226
Cash and cash equivalents at beginning of year	1,928	268	42
Cash and cash equivalents at end of year	$ 437	$ 1,928	$ 268

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On May 17, 2001, the accounting firm Grant Thornton LLP was dismissed by the Company's Audit Committee and the accounting firm Wolf & Company, P.C. was hired to replace them. The financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion nor were the opinions qualified as to uncertainty, audit scope or accounting principles. During the past two years and the subsequent interim period preceding the dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure.

There were no disagreements with Accountants on accounting and financial disclosures as defined by Item 304 of Regulation S-K.

PART III

Item 10. Directors and Executive Officers of the Registrant.

With the exception of certain information regarding the executive officers of the Company and the Bank which is contained in Item 1 of Part 1 to this Form 10-K under the caption "Executive Officers of the Registrant," the response to this item is incorporated by reference from the discussion under the captions "Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for the Annual Meeting of Stockholders ("Proxy Statement") to be held on April 24, 2003, filed with the SEC pursuant to Regulation 14A of the Exchange Act Rules.

Item 11. Executive Compensation.

The response to this item is incorporated by reference from the discussion under the captions "Executive Compensation" and "The Board of Directors, its Committees and Compensation" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding the security ownership of certain beneficial owners and management is incorporated by reference from the discussion under the caption "Ownership by Management and Other Stockholders" in the Company's Proxy Statement.

Equity Compensation Plan Information

Equity Compensation Plan Information			
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	360,125	$22.40	207,500
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	360,125	$22.40	207,500

(1) Includes information related to the CCBT Financial Companies, Inc. Stock Option Plan and the 2001 Directors Stock Option Plan.

Item 13. Certain Relationships and Related Transactions.

The Company enters into banking transactions in the ordinary course of its business with directors, officers, principal stockholders and their associates, on the same terms including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. The total amount of loans outstanding to directors and officers at December 31, 2002 and 2001 was $10,037,000 and $4,895,000, respectively. During 2002, $20,355,000 in new loans were made to directors and officers and there were $15,213,000 in repayments.

Item 14. Controls and Procedures.

(a) *Evaluation of disclosure controls and procedures.* The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) within 90 days prior to the date of this report, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

(b) *Changes in internal controls.* There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. As a result, no corrective actions were required or undertaken.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) (1) See "Financial Statements Index" on page 27 of this Form 10-K.

(2) Schedules other than those listed in the Financial Statements Index have been omitted since they either are not required or the information required is included in the financial statements or the notes thereto.

(3) The following is a complete list of Exhibits filed or incorporated by reference as part of this Form 10-K.

Exhibit	Description
2.1	Plan of Reorganization and Acquisition dated as of October 8, 1998 between the Company and the Bank (Incorporated by reference to Exhibit 2.1 to the Company's Report on Form 8-K filed with the SEC on February 11, 1999)
3.1	Restated Articles of Organization of the Company (Incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended September 30, 1999 that was filed with the SEC on November 15, 1999)
3.2	Amended By-laws of the Company (Incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended September 30, 1999 that was filed with the SEC on November 15, 1999)
4.1	Specimen certificate for shares of Common Stock of the Company (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-K for the year ended December 31, 1999)
10.1	Amended and Restated Special Termination Agreement with Stephen B. Lawson. (Incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 1998)
10.2	Amended and Restated Special Termination Agreement with Noal D. Reid. (Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 1998)

10.3 Amended and Restated Special Termination Agreement with Larry K. Squire. (Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended December 31, 1998)

10.4 Change of Control Agreement with Robert T. Boon. (Incorporated by reference to Exhibit 10.1 on Form 10-Q for the quarter ended March 31, 2001 that was filed with the SEC on May 15, 2001)

10.5 Amended and Restated Change of Control Agreement with Robert R. Prall. (Incorporated by reference to Exhibit 10.2 on Form 10-Q for the quarter ended March 31, 2001 that was filed with the SEC on May 15, 2001)

10.6 CCBT Financial Companies, Inc. Stock Option Plan (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed with the SEC on February 18, 1999)

10.7 Cape Cod Bank and Trust Company Employee Stock Ownership and Plan and Trust, as amended

10.8 CCBT Financial Companies, Inc. 2001 Directors' Stock Option Plan (Incorporated by reference to Exhibit 99.1 to the Form S-8 filed on July 17, 2001, No. 333-65222)

21.1 Subsidiaries of the Company -- The Company has two subsidiaries, Cape Cod Bank and Trust Company, N.A., a federally-chartered commercial bank and CCBT Statutory Trust I. Cape Cod Bank and Trust Company, N.A., has nine subsidiaries: Cape Dune Holdings Corp. and CCBT Securities Corp., both of which are securities corporations; CCB&T Brokerage Direct, Inc., an investment broker/dealer; CCBT Preferred Corp., a real estate investment trust; TBM Development Corp., RAFS Ltd. Partnership, Osterville Concorde Ltd. and Osterville DC9 Ltd. Partnership, which are all inactive; and a 51% ownership interest in Murray & MacDonald Insurance Services, Inc., an insurance agency.

23.1 Consents of Wolf & Company, P.C. and Grant Thornton LLP (Filed herewith)

(b) *Reports on Form 8-K:*
None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) CCBT FINANCIAL COMPANIES, INC.

By *(Signature and Title)** /s/ STEPHEN B. LAWSON, *President and Chief Executive Officer*

Date March 13, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By *(Signature and Title)** /s/ PHILLIP W. WONG, *Executive Vice President and Chief Financial Officer*

Date March 13, 2003

SIGNATURES OF THE BOARD OF DIRECTORS

/s/ STEPHEN B. LAWSON
Stephen B. Lawson

/s/ GEORGE D. DENMARK
George D. Denmark

/s/ JOHN OTIS DREW
John Otis Drew, Chairman

/s/ JOHN F. AYLMER
John F. Aylmer

/s/ DANIEL A. WOLF
Daniel A. Wolf

/s/ WILLIAM R. ENLOW
William R. Enlow

Date March 13, 2003

CERTIFICATIONS

I, Stephen B. Lawson, certify that:

1. I have reviewed this annual report on Form 10-K of CCBT Financial Companies, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consoloditated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee or registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses
in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 13, 2003

/s/ STEPHEN B. LAWSON
Stephen B. Lawson, President and
Chief Executive Officer

CERTIFICATIONS

I, Phillip W. Wong, certify that:

1. I have reviewed this annual report on Form 10-K of CCBT Financial Companies, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee or registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses
in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 13, 2003

/s/ **PHILLIP W. WONG**
Phillip W. Wong, Executive Vice President
and Chief Financial Officer

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Product List

Our expanded range of financial services, including insurance, brokerage, investment management, and tax and estate planning, enables us to translate our financial knowledge and strength into tangible gains for our clients.

Investment, Trust & Tax Services

Investment Management
Full service portfolio management to meet a client's individual goals and needs. Includes comprehensive statements, performance reports, and year-end tax accounting.

Brokerage Services
CCBT's Brokerage Direct is a securities brokerage firm offering the choice of transacting business on a commission basis or establishing a fee-based relationship with our advisor account, and offers online trading.

Private Banking
The highest level of investment management service, focusing on the client, and integrating investment, tax, trust, banking, insurance, and estate services.

Estate Services
The settlement of a decedent's estate, including all required services from date of death to final distribution. CCBT serves as the executor or co-executor under a will, or as the agent for an individual executor.

Trust Services
Attentive full service trust administration, including management of assets, personal property and tax and estate details. May also include bill payment, legal, real estate and medical facilitation.

Tax Services
Tax preparation and planning services provided by our CPAs and tax specialists and coordinated with investment and trust services for tax efficient financial management.

Retirement Services
CCBT provides individually-managed retirement accounts and customized 401(k) plans that are in compliance with all IRS regulations and requirements.

Insurance Services
Provided through Murray & MacDonald Insurance Services, Inc., a CCBT Financial Company.

Annuities
Tax deferred retirement investment alternatives that remain outside of probate and carry interest rate guarantees that range from one to ten years.

Automobile Insurance
CCBT represents a number of automobile insurance carriers that offer individual policies and may coordinate association and employer sponsored groups.

Homeowner Insurance
Homeowner insurance provides property coverage to protect real property. It also provides personal liability protection to cover the insured's legal responsibility for bodily injury and property damage to others.

Flood Insurance
Many of our customers on Cape Cod and in Southeastern Massachusetts own homes or businesses near wetlands and tidal waters. Flood insurance provides added protection in the event of water damage to property, possessions, or equipment.

Watercraft Insurance
Physical damage and liability coverage for all types of watercraft.

Umbrella Insurance
An umbrella insurance policy is designed to provide excess limits of Liability Coverage for properties, automobiles, and watercraft above the limits of the applicable underlying policies.

Term Life Insurance
Life insurance that provides the highest death benefit for the lowest initial premium.

Senior Life Insurance
This permanent life insurance is designed to cover final expenses.

Survivorship Life Insurance
A permanent insurance policy that insures two individuals under the same contract.

Disability Income Insurance
This insurance provides funds to pay for living expenses in place of income lost during a period of disability due to sickness or accident.

Long-Term Care Insurance
Covers services for people who are chronically ill or infirm.

PRODUCT LIST CONTINUED INSIDE.




CCBT Financial Companies, Inc. • P.O. Box 1180 • South Yarmouth, MA 02664
800.458.5100 • www.ccbt.com
Banking services provided by Cape Cod Bank & Trust Company, Member FDIC, Equal Housing Lender. Investment and insurance products are not deposits of, or guaranteed by the bank, nor are they insured by the FDIC, or any other agency, and involve risk, including the possible loss of the principal amount invested.